SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	August 14, 2019
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2019 and 2018

KT Corporation and Subsidiaries

Index

June 30, 2019 and 2018

Page(s)
Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 65

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position as at June 30, 2019, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 11, 2019. The consolidated statement of financial position as at December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 14, 2019

This report is effective as of August 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	June 30, 2019 (Unaudited)		December 31, 2018
Assets

Current assets
Cash and cash equivalents	4	~~W~~	2,250,125	~~W~~	2,703,422
Trade and other receivables, net	4, 5		6,509,416		5,807,421
Other financial assets	4, 6		677,123		994,781
Current income tax assets			1,741		4,046
Inventories, net	7		607,643		683,998
Current assets held for sale	9		—		13,035
Other current assets	8		1,772,292		1,687,549

Total current assets			11,818,340		11,894,252

Non-current assets
Trade and other receivables, net	4, 5		918,856		842,995
Other financial assets	4, 6		913,156		623,176
Property and equipment, net	10		13,192,832		13,068,257
Right-of-use assets	30		884,481		—
Investment properties, net	10		1,328,921		1,091,084
Intangible assets, net	10		3,132,757		3,407,123
Investments in associates and joint ventures	11		245,716		272,407
Deferred income tax assets			419,127		443,641
Other non-current assets	8		615,247		545,895

Total non-current assets			21,651,093		20,294,578

Total assets		~~W~~	33,469,433	~~W~~	32,188,830

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	June 30, 2019 (Unaudited)		December 31, 2018
Liabilities
Current liabilities
Trade and other payables	4, 12	~~W~~	8,320,394	~~W~~	7,007,515
Borrowings	4, 13		583,633		1,368,481
Other financial liabilities	4, 6		868		942
Current income tax liabilities			199,041		249,837
Other provisions	14		100,671		111,461
Deferred income			61,175		52,878
Other current liabilities	8		642,305		596,590

Total current liabilities			9,908,087		9,387,704

Non-current liabilities
Trade and other payables	4, 12		1,536,282		1,513,864
Borrowings	4, 13		5,673,216		5,279,812
Other financial liabilities	4, 6		147,606		163,454
Net defined benefit liabilities	15		667,368		561,269
Other provisions	14		121,067		163,995
Deferred income			102,532		110,702
Deferred income tax liabilities			242,067		206,473
Other non-current liabilities	8		66,589		70,277

Total non-current liabilities			8,556,727		8,069,846

Total liabilities			18,464,814		17,457,550

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		11,438,900		11,328,859
Accumulated other comprehensive income			141,280		50,158
Other components of equity	18		(1,162,552)		(1,181,083)

			13,422,385		13,202,691
Non-controlling interest			1,582,234		1,528,589

Total equity			15,004,619		14,731,280

Total liabilities and equity		~~W~~	33,469,433	~~W~~	32,188,830

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2019 and 2018

		Period Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2019 (Unaudited)				2018 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	19	~~W~~	6,098,533	~~W~~	11,932,910	~~W~~	5,806,938	~~W~~	11,517,139
Operating expenses	20		5,810,277		11,242,564		5,407,789		10,720,868

Operating profit			288,256		690,346		399,149		796,271
Other income	21		68,643		132,712		61,465		114,482
Other expenses	21		60,225		123,815		59,482		124,646
Finance income	22		130,605		248,006		149,823		226,848
Finance costs	22		138,858		261,766		160,991		269,000
Share of net profits (losses) of associates and joint venture	11		(4,825)		(4,166)		1,246		240

Profit before income tax expense			283,596		681,317		391,210		744,195
Income tax expense	23		80,529		218,480		110,538		239,431

Profit for the period		~~W~~	203,067	~~W~~	462,837	~~W~~	280,672	~~W~~	504,764

Profit for the period attributable to:
Owners of the Controlling Company:		~~W~~	173,934	~~W~~	405,024	~~W~~	251,022	~~W~~	447,979
Non-controlling interest:			29,133		57,813		29,650		56,785
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	24
Basic earnings per share		~~W~~	710	~~W~~	1,652	~~W~~	1,024	~~W~~	1,828
Diluted earnings per share			709		1,652		1,024		1,827

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2019 and 2018

		Period Ended June 30
(in millions of Korean won)	Notes	2019 (Unaudited)				2018 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	203,067	~~W~~	462,837	~~W~~	280,672	~~W~~	504,764

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	15		(7,949)		(8,175)		(5,923)		(10,963)
Share of remeasurement gain (loss) of associates and joint ventures			1		662		(3)		(75)
Gain on valuation of equity instruments at fair value through other comprehensive income	6		63,673		115,522		33,373		52,985
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedge	6		31,404		66,340		40,466		20,781
Other comprehensive income from cash flow hedges reclassified to profit or loss			(26,163)		(53,423)		(58,549)		(52,858)
Share of other comprehensive income from associates and joint ventures			(615)		(1,547)		(1,683)		(3,238)
Exchange differences on translation of foreign operations			1,272		3,047		5,167		3,592

Other comprehensive income for the period, net of tax			61,623		122,426		12,848		10,224

Total comprehensive income for the period		~~W~~	264,690	~~W~~	585,263	~~W~~	293,520	~~W~~	514,988

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	217,025	~~W~~	492,140	~~W~~	252,532	~~W~~	442,424
Non-controlling interest			47,665		93,123		40,988		72,564

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2019 and 2018

(in millions of Korean won)		Attributable to owners of the Controlling Company
	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,854,172	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,684,612	~~W~~	1,391,764	~~W~~	13,076,376
Changes in accounting policy			—		—		925,205		(1,520)		(18)		923,667		76,445		1,000,112
Comprehensive income
Profit for the period			—		—		447,979		—		—		447,979		56,785		504,764
Gain on valuation of financial instruments at fair value through other comprehensive income	6		—		—		583		34,378		—		34,961		18,024		52,985
Remeasurements of net defined benefit liabilities	15		—		—		(7,083)		—		—		(7,083)		(3,880)		(10,963)
Valuation loss on cash flow hedge	6		—		—		—		(32,077)		—		(32,077)		—		(32,077)
Share of other comprehensive income of associates and joint ventures			—		—		—		(3,135)		—		(3,135)		(103)		(3,238)
Share of loss on remeasurements of associates and joint ventures			—		—		(75)		—		—		(75)		—		(75)
Exchange differences on translation of foreign operations			—		—		—		1,854		—		1,854		1,738		3,592

Total comprehensive income for the period			—		—		441,404		1,020		—		442,424		72,564		514,988

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(46,833)		(46,833)
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Share-based payment			—		—		—		—		3,199		3,199		—		3,199
Others			—		—		—		—		(93)		(93)		130		37

Subtotal			—		—		(247,143)		—		5,152		(241,991)		(46,703)		(288,694)

Balance as at June 30, 2018 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,973,638	~~W~~	30,485	~~W~~	(1,200,168)	~~W~~	12,808,712	~~W~~	1,494,070	~~W~~	14,302,782

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2019 and 2018

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policy	30		—		—		(6,149)		—		—		(6,149)		—		(6,149)
Comprehensive income
Profit for the period			—		—		405,024		—		—		405,024		57,813		462,837
Remeasurements of net defined benefit liabilities	15		—		—		(3,223)		—		—		(3,223)		(4,952)		(8,175)
Valuation gain on cash flow hedge	6		—		—		—		12,917		—		12,917		—		12,917
Share of other comprehensive income of associates and joint ventures			—		—		—		(1,100)		—		(1,100)		(447)		(1,547)
Share of gain on remeasurements of associates and joint ventures			—		—		650		—		—		650		12		662
Disposal of financial instruments at fair value through other comprehensive income			—		—		(1,433)		—		—		(1,433)		1,433		—
Gain on valuation of financial instruments at fair value through other comprehensive income	6		—		—		—		76,587		—		76,587		38,935		115,522
Exchange differences on translation of foreign operations			—		—		—		2,718		—		2,718		329		3,047

Total comprehensive income for the period			—		—		401,018		91,122		—		492,140		93,123		585,263

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		484		484		(3,975)		(3,491)
Disposal of treasury stock			—		—		—		—		118		118		—		118
Others			—		—		—		—		2,760		2,760		(3)		2,757

Subtotal			—		—		(284,828)		—		18,531		(266,297)		(39,478)		(305,775)

Balance as at June 30, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,438,900	~~W~~	141,280	~~W~~	(1,162,552)	~~W~~	13,422,385	~~W~~	1,582,234	~~W~~	15,004,619

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2019 and 2018

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2019 (Unaudited)		2018 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	2,469,048	~~W~~	2,037,665
Interest paid			(120,585)		(128,991)
Interest received			138,859		120,047
Dividends received			16,400		9,541
Income tax paid			(232,092)		(65,531)

Net cash inflow from operating activities			2,271,630		1,972,731

Cash flows from investing activities
Collection of loans			32,344		32,212
Disposal of financial assets at fair value through profit or loss			632,625		64,109
Disposal of financial assets at amortized cost			288,211		706,305
Disposal of financial assets at fair value through other comprehensive income			—		923
Disposal of assets held-for-sale			28,172		7,600
Disposal of investments in associates and joint ventures			10,253		402
Disposal of property and equipment and investment properties			21,334		38,200
Disposal of intangible assets			2,759		9,508
Disposal of right-of-use assets			4,051		—
Discontinued operations			2,000		—
Loans granted			(24,264)		(32,080)
Acquisition of financial assets at fair value through profit or loss			(463,099)		(67,788)
Acquisition of financial assets at amortized cost			(220,484)		(482,489)
Acquisition of financial assets at fair value through other comprehensive income			(446)		(16,239)
Acquisition of investments in associates and joint ventures			(4,399)		(6,527)
Acquisition of property and equipment and investment properties			(1,623,268)		(1,014,491)
Acquisition of intangible assets			(416,016)		(348,969)
Acquisition of right-of-use assets			(4,158)		—
Decrease in cash due to exclusion from consolidation scope			—		(28,000)

Net cash outflow from investing activities		~~W~~	(1,734,385)	~~W~~	(1,137,324)

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2019 and 2018

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2019 (Unaudited)		2018 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings		~~W~~	584,050	~~W~~	608,570
Settlement of derivative assets and liabilities, net			33,635		(4,451)
Cash inflow from other financing activities			19,283		—
Repayments of borrowings			(1,066,858)		(789,262)
Dividends paid			(305,159)		(291,930)
Decrease in leases liabilities			(251,555)		(37,838)
Cash outflow from consolidated equity transaction			(4,439)		—

Net cash outflow from financing activities			(991,043)		(514,911)

Effect of exchange rate change on cash and cash equivalents			501		1,014

Net increase (decrease) in cash and cash equivalents			(453,297)		321,510
Cash and cash equivalents
Beginning of the period			2,703,422		1,928,182

End of the period		~~W~~	2,250,125	~~W~~	2,249,692

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 65 controlled subsidiaries (collectively referred to as the “Group”) as described in Note 1.2.

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at June 30, 2019 and December 31, 2018, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	June 30, 2019	December 31, 2018	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	—	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
KTNEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd. (KTSB Data service Co., Ltd.)	Data centre development and related service	Korea	100.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	42.8%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	June 30, 2019	December 31, 2018	Closing month
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
Next connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	96.7%	96.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
KT Hong Kong Limited	Foreign investment business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.9%	99.9%	December
KT huimangjieum	Publishing	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

1.3	Changes in Scope of Consolidation

Subsidiaries newly included in the consolidation during the six-month period ended June 30, 2019:

Location	Name of Subsidiary	Reason
Korea	KT Strategic Investment Fund No.5	Newly established
Korea	KT huimangjieum	Newly established

Summarized information for consolidated subsidiaries as at June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018, is as follows:

(in millions of Korean won)	June 30, 2019
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	117,968	~~W~~	19,909	~~W~~	31,304	~~W~~	2,233
KT Linkus Co., Ltd.		65,402		57,861		46,837		(1,708)
KT Submarine Co., Ltd.		133,784		31,772		22,666		(552)
KT Telecop Co., Ltd.		294,646		166,049		163,916		(3,541)
KT Hitel Co., Ltd.		279,475		71,468		154,040		2,536
KT Service Bukbu Co., Ltd.		71,929		65,901		106,277		(581)
KT Service Nambu Co., Ltd.		67,453		57,165		129,980		776
BC Card Co., Ltd. [1]		4,138,049		2,900,613		1,746,306		78,645
H&C Network [1]		243,789		60,110		157,798		1,440
Nasmedia Co., Ltd. [1]		356,809		208,615		59,304		11,186
KTDS Co., Ltd. [1]		141,879		91,351		198,222		2,506
KT M Hows Co., Ltd.		65,837		46,215		15,423		2,912
KT M&S Co., Ltd.		228,012		200,424		372,360		7,456
GENIE Music Corporation (KT Music Corporation)		230,162		80,667		107,687		4,079
KT MOS Bukbu Co., Ltd.		32,126		27,540		29,433		433
KT MOS Nambu Co., Ltd.		29,906		23,872		29,982		1,063
KT Skylife Co., Ltd. [1]		819,653		139,702		344,875		32,303
KT Estate Inc. [1]		1,626,763		259,129		229,822		25,000
KTGDH Co., Ltd. (KTSB Data service Co., Ltd.)		10,598		1,904		1,948		175
KT Sat Co., Ltd.		668,039		154,110		80,481		6,851
KT Sports Co., Ltd.		22,618		16,847		27,854		2,596
KT Music Contents Fund No.1		10,327		1,646		264		124
KT Music Contents Fund No.2		7,608		143		255		118
KT-Michigan Global Content Fund		12,793		147		199		(95)
Autopion Co., Ltd.		8,321		5,770		2,660		(300)
KT M mobile Co., Ltd.		139,951		33,526		81,988		(4,707)
KT Investment Co., Ltd. [1]		80,358		63,377		1,405		446
KTCS Corporation [1]		364,065		204,904		460,628		5,823

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	June 30, 2019
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KTIS Corporation	328,352	162,797	230,192	8,419
Next connect PFV	397,478	30,898	974	(454)
Korea Telecom Japan Co., Ltd.[1]	2,260	3,052	1,041	853
Korea Telecom China Co., Ltd.	689	27	334	2
KT Dutch B.V	32,848	91	—	10
Super iMax LLC	4,573	6,276	2,260	(141)
East Telecom LLC [1]	21,107	17,044	8,159	1,501
Korea Telecom America, Inc.	4,298	511	3,287	282
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	143,194	177,555	9,356	(14,468)
KT Belguium	93,266	11	—	(36)
KT ORS Belgium	6,916	14	—	(34)
KBTO sp.zo.o.	1,102	294	240	(2,250)
AOS Ltd. [2]	13,361	4,807	3,012	(605)
KT Hong Kong Telecommunications Co., Ltd.	4,068	2,241	6,143	214
KT huimangjieum	2,099	946	36	(346)

(in millions of Korean won)	December 31, 2018				June 30, 2018
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	124,064	~~W~~	28,217	~~W~~	34,501	~~W~~	3,708
KT Linkus Co., Ltd.		54,147		44,895		51,093		1,411
KT Submarine Co., Ltd.		130,715		27,530		31,253		(1,822)
KT Telecop Co., Ltd.		272,492		140,314		162,020		(712)
KT Hitel Co., Ltd.		272,708		66,043		125,576		2,734
KT Service Bukbu Co., Ltd.		30,599		23,964		95,440		(597)
KT Service Nambu Co., Ltd.		37,452		27,939		112,419		(602)
BC Card Co., Ltd. [1]		3,722,379		2,630,536		1,749,993		70,922
H&C Network [1]		245,841		63,188		133,265		5,054
Nasmedia Co., Ltd. [1]		303,112		161,164		53,693		11,033
KTDS Co., Ltd. [1]		148,675		95,834		192,784		3,299
KT M Hows Co., Ltd.		60,197		42,386		9,752		(689)
KT M&S Co., Ltd.		228,073		207,740		379,794		6,007
GENIE Music Corporation (KT Music Corporation)		221,559		75,827		69,429		1,718
KT MOS Bukbu Co., Ltd.		14,121		10,571		—		—
KT MOS Nambu Co., Ltd.		14,313		8,927		—		—
KT Skylife Co., Ltd. [1]		816,001		149,841		338,435		32,157
KT Estate Inc. [1]		1,695,995		304,712		248,975		18,127
KTSB Data service		8,632		523		2,390		(409)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018		June 30, 2018
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Sat Co., Ltd.	685,926	173,513	63,889	339
KT Sports Co., Ltd.	9,560	6,376	27,416	2,670
KT Music Contents Fund No.1	14,092	1,035	233	103
KT Music Contents Fund No.2	7,629	281	40	(118)
KT-Michigan Global Content Fund	12,741	—	820	527
Autopion Co., Ltd.	8,838	5,801	8,070	306
KT M mobile Co., Ltd.	146,334	35,335	85,113	(5,772)
KT Investment Co., Ltd. [1]	74,580	58,040	1,470	(29)
KTCS Corporation [1]	350,280	188,561	468,038	7,498
KTIS Corporation	229,246	68,997	224,247	6,521
Next connect PFV	385,769	34,370	—	—
Korea Telecom Japan Co., Ltd.[1]	1,326	2,910	853	(256)
Korea Telecom China Co., Ltd.	661	22	223	(136)
KT Dutch B.V	31,693	41	60	(3)
Super iMax LLC	4,150	4,528	2,544	(103)
East Telecom LLC [1]	16,590	14,263	7,078	839
Korea Telecom America, Inc.	4,218	832	3,679	254
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	144,129	162,801	7,527	(13,643)
KT Belguium	90,172	1	—	(12)
KT ORS Belgium	6,709	5	—	(17)
KBTO sp.zo.o.	1,364	217	42	(2,251)
AOS Ltd. [2]	14,018	4,952	2,100	(832)
KT Hong Kong Telecommunications Co., Ltd.	3,616	2,143	5,222	159

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Group’s consolidated interim financial statements for the six-month period ended June 30, 2019, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as at June 30, 2019.

(1) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases replaces Korean IFRS 1017 Leases. Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Group has changed accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Group has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 30.

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The enactment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not re-measured. The amendment does not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

(2) New standards and interpretations not yet adopted by the Group

There are no certain new accounting standard and interpretation that have been published that are not mandatory for annual reporting period commencing January 1, 2019 and have not been early adopted by the Group.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2018, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) the one described below.

2.2.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2018, except for the estimates used to determine income tax expense, and accounting estimates and assumptions for implementation of Korean IFRS 1116.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,250,125	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,250,125
Trade and other receivables [1]		5,993,206		—		1,395,648		—		7,388,854
Other financial assets		421,947		609,871		498,977		59,484		1,590,279

(in millions of Korean won)	June 30, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables [1]	~~W~~	9,090,918	~~W~~	—	~~W~~	—	~~W~~	9,090,918
Borrowings		6,256,849		—		—		6,256,849
Other financial liabilities		125,428		7,806		15,240		148,474

[1]	Lease receivables (lease liabilities) and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,703,422	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,703,422
Trade and other receivables		5,553,068		—		1,097,348		—		6,650,416
Other financial assets		484,272		777,685		326,157		29,843		1,617,957

(in millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	8,521,379	~~W~~	—	~~W~~	—	~~W~~	8,521,379
Borrowings		6,648,293		—		—		6,648,293
Other financial liabilities		99,330		7,758		57,308		164,396

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,946,411	~~W~~	(370,161)	~~W~~	(9,225)	~~W~~	3,567,025
Other receivables		3,025,286		(82,662)		(233)		2,942,391

Total	~~W~~	6,971,697	~~W~~	(452,823)	~~W~~	(9,458)	~~W~~	6,509,416

Non-current assets
Trade receivables	~~W~~	457,742	~~W~~	(2,404)	~~W~~	(22,187)	~~W~~	433,151
Other receivables		530,919		(20,141)		(25,073)		485,705

Total	~~W~~	988,661	~~W~~	(22,545)	~~W~~	(47,260)	~~W~~	918,856

	December 31, 2018
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,422,086	~~W~~	(357,548)	~~W~~	(9,873)	~~W~~	3,054,665
Other receivables		2,827,864		(74,948)		(160)		2,752,756

Total	~~W~~	6,249,950	~~W~~	(432,496)	~~W~~	(10,033)	~~W~~	5,807,421

Non-current assets
Trade receivables	~~W~~	402,027	~~W~~	(2,376)	~~W~~	(17,970)	~~W~~	381,681
Other receivables		506,061		(18,874)		(25,873)		461,314

Total	~~W~~	908,088	~~W~~	(21,250)	~~W~~	(43,843)	~~W~~	842,995

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of other receivables as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Loans	~~W~~	80,463	~~W~~	88,476
Receivables [1]		2,922,064		2,739,825
Accrued income		11,709		10,171
Refundable deposits		370,192		370,481
Loans receivable		71,427		54,952
Finance lease receivables		42,728		22,230
Others		32,316		21,757
Less: Provision for impairment		(102,803)		(93,822)

	~~W~~	3,428,096	~~W~~	3,214,070

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~2,092,183 million (December 31, 2018: ~~W~~1,895,575 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2019.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Other financial assets
Financial assets at amortized cost [1]	~~W~~	421,947	~~W~~	484,272
Financial assets at fair value through profit or loss [1,2]		609,871		777,685
Financial assets at fair value through other comprehensive income [1]		498,977		326,157
Derivatives used for hedging		59,484		29,843
Less: Non-current		(913,156)		(623,176)

Current	~~W~~	677,123	~~W~~	994,781

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	125,428	~~W~~	99,330
Financial liabilities at fair value through profit or loss		7,806		7,758
Derivatives used for hedging		15,240		57,308
Less: Non-current		(147,606)		(163,454)

Current	~~W~~	868	~~W~~	942

[1]

As at June 30, 2019, the Group’s other financial assets amounting to ~~W~~85,037 million (December 31, 2018: ~~W~~60,978 million), which consist of checking account deposits, and time deposits and others, are subject to withdrawal restrictions.

[2]	As at June 30, 2019, MMW (Money Market Wrap) and MMT (Money Market Trust) amounting to ~~W~~376,481 million are included in other financial assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of financial assets at fair value through profit or loss as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	530	~~W~~	121
Equity instruments (Unlisted)		84,040		62,911
Debt securities		525,222		714,653
Derivative held for trading		79		—

Total	~~W~~	609,871	~~W~~	777,685
Less: non-current		(343,423)		(269,148)

Current	~~W~~	266,448	~~W~~	508,537

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2019.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,136 million is provided as collateral.

Details of financial assets at fair value through other comprehensive income as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	7,434	~~W~~	8,861
Equity instruments (Unlisted)		484,411		310,387
Debt securities		7,132		6,909

Total		498,977		326,157
Less: non-current		(498,977)		(326,157)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of valuation of derivatives used for hedging as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019				December 31, 2018
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	1,869	~~W~~	—	~~W~~	599
Currency swap [2]		56,430		13,371		29,843		54,074
Currency forwards [3]		3,054		—		—		2,635

Total		59,484		15,240		29,843		57,308
Less: non-current		(58,065)		(14,394)		(4,732)		(56,366)

Current	~~W~~	1,419	~~W~~	846	~~W~~	25,111	~~W~~	942

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019						2018
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(1,402)	~~W~~	116	~~W~~	—	~~W~~	1,989
Currency swap		75,830		—		90,002		76,274		—		28,488
Currency forwards		5,622		—		—		5,937		—		—

Total	~~W~~	81,452	~~W~~	—	~~W~~	88,600	~~W~~	82,327	~~W~~	—	~~W~~	30,477

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~3,114 million for the current period (the six-month period ended June 30, 2018: valuation gain of ~~W~~3,162 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

7.	Inventories

Inventories as at June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019						December 31, 2018
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	724,189	~~W~~	(121,049)	~~W~~	603,140	~~W~~	794,020	~~W~~	(113,581)	~~W~~	680,439
Others		4,503		—		4,503		3,560		—		3,560

Total	~~W~~	728,692	~~W~~	(121,049)	~~W~~	607,643	~~W~~	797,580	~~W~~	(113,581)	~~W~~	683,999

Cost of inventories recognized as expenses for the six-month period ended June 30, 2019, amounts to ~~W~~2,094,465 million (the six-month period ended June 30, 2018: ~~W~~1,883,796 million) and valuation loss on inventory amounts to ~~W~~7,468 million for the six-month period ended June 30, 2019 (the six-month period ended June 30, 2018: valuation loss of ~~W~~39,770 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Other assets
Advance payments	~~W~~	156,521	~~W~~	162,784
Prepaid expenses [1]		1,730,888		1,667,372
Contract assets [1]		489,075		398,797
Others		11,055		4,491
Less: Non-current		(615,247)		(545,895)

Current	~~W~~	1,772,292	~~W~~	1,687,549

Other liabilities
Advances received	~~W~~	175,474	~~W~~	165,565
Withholdings		103,644		89,403
Unearned revenue [1]		58,785		39,528
Contract liabilities [1]		347,112		347,462
Others		23,879		24,909
Less: Non-current		(66,589)		(70,277)

Current	~~W~~	642,305	~~W~~	596,590

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 19).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

9.	Assets Held for Sale

In the prior year, as the Group decided to sell total shares of PT Mitra Transksi Indonesia, investments in associates, with the approval of the Board of Directors and shareholders, the associated asset amounting to ~~W~~13,035 million was presented as held for sale. The associated asset was sold during the six-month period ended June 30, 2019.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning, net	~~W~~	13,068,257	~~W~~	13,562,319
Changes in accounting policy [1]		(209,760)		—
Acquisition and capital expenditure		1,695,279		772,188
Disposal and termination		(35,567)		(49,363)
Depreciation		(1,221,326)		(1,354,014)
Transfer from (to) investment property		(47,302)		94,625
Others		(56,749)		(25,721)

Ending, net	~~W~~	13,192,832	~~W~~	13,000,034

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets (Note 30).

Details of property and equipment provided as collateral as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	13,028	~~W~~	15,109	Borrowings	~~W~~	11,975	Standard Charted Bank/Korea Development Bank
Others		48,064		41,598	Borrowings		6,941	Shinhan Bank

(in millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	13,163	~~W~~	15,113	Borrowings	~~W~~	7,878	Standard Charted Bank/Korea Development Bank
Others		50,278		40,252	Borrowings		10,063	Shinhan Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in investment properties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,091,084	~~W~~	1,189,531
Acquisition		213,479		56,345
Disposal		(40)		—
Depreciation		(22,904)		(22,591)
Transfer from (to) property and equipment		47,302		(94,625)

Ending	~~W~~	1,328,921	~~W~~	1,128,660

Details of investment properties provided as collateral as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	534,750	~~W~~	63,774	Deposits	~~W~~	58,373
Land and Buildings		5,215		3,991	Borrowings		3,325

(in millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	548,567	~~W~~	66,551	Deposits	~~W~~	59,492
Land and Buildings		5,292		3,987	Borrowings		3,322

Changes in intangible assets for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning, net	~~W~~	3,407,123	~~W~~	2,632,703
Changes in accounting policy [1]		(26,207)		—
Acquisition and capital expenditure		71,455		89,036
Disposal and termination		(4,338)		(9,079)
Amortization		(329,140)		(311,880)
Others		13,864		49,186

Ending, net	~~W~~	3,132,757	~~W~~	2,449,966

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets (Note 30).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~241,541 million as at June 30, 2019 (December 31, 2018: ~~W~~239,619 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at June 30, 2019, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
	Amount
Cash generating Unit
Customer/Marketing
Telecom Wireless business [1]	~~W~~	65,057
Finance
BC Card Co., Ltd. [1]		41,234
Others
GENIE Music Corporation (KT Music Corporation) [1]		53,871
PlayD Co., Ltd. (N SEARCH MARKETING Corporation) [1]		42,745
KT Telecop Co., Ltd. [1]		15,418
KT MOS Bukbu Co., Ltd and others		18,143

Total	~~W~~	236,468

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd., PlayD Co., Ltd. (N SEARCH MARKETING Corporation) and KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) is calculated based on value-in use calculations or fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

11.	Investments in Associates and Joint Ventures

Details of associates as at June 30, 2019 and December 31, 2018, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	June 30, 2019	December 31, 2018
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment Fund	—	50.0%	Korea	December 31
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
K Bank Inc. [1]	10.0%	10.0%	Korea	December 31

[1]

At the end of the reporting period, even though the Group (KT-IBKC Future Investment Fund 1) has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies. Also, 8.8% of non-voting convertible stock are excluded in deriving percentage of ownership of K bank Inc.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Fund	~~W~~	148,255	~~W~~	—	~~W~~	(220)	~~W~~	(4,280)	~~W~~	143,755
KT-SB Venture Investment		4,470		(4,470)		—		—		—
KT-IBKC future investment fund 1		9,961		3,250		(76)		(1,318)		11,817
KT-CKP New Media Investment Fund		281		—		17		—		298
K Bank Inc.		52,655		—		(9,392)		(199)		43,064
Others		56,785		(5,735)		5,505		(9,773)		46,782

Total	~~W~~	272,407	~~W~~	(6,955)	~~W~~	(4,166)	~~W~~	(15,570)	~~W~~	245,716

	2018
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Fund	~~W~~	139,534	~~W~~	—	~~W~~	8,869	~~W~~	(3,959)	~~W~~	144,444
KT-SB Venture Investment		2,942		—		(3)		—		2,939
KT-IBKC future investment fund 1		10,825		—		461		(1)		11,285
KT-CKP New Media Investment Fund		2,294		(405)		(756)		1		1,134
K Bank Inc.		42,108		—		(7,123)		66		35,051
Others		81,728		6,527		(1,639)		(8,417)		78,199

Total	~~W~~	279,431	~~W~~	6,122	~~W~~	(191)	~~W~~	(12,310)	~~W~~	273,052

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net profit from associates and joint ventures of ~~W~~ (-) 10 million (the six-month period ended June 30, 2018: net loss of ~~W~~431 million) recognized as operating revenue and expense during the period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Summarized financial information of associates and joint ventures as at June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	June 30, 2019
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	431,266	~~W~~	—	~~W~~	—	~~W~~	(659)
KT-IBKC future investment fund 1		27,420		150		437		(152)
KT-CKP New Media Investment Fund		599		—		35		33
K Bank Inc.		2,851,096		2,622,025		46,426		(49,956)

(in millions of Korean won)	December 31, 2018				June 30, 2018
	Assets		Liabilities		Operating revenue		Loss for the period
Korea Information & Technology Fund	~~W~~	444,764	~~W~~	—	~~W~~	35,366	~~W~~	26,633
KT-SB Venture Investment		8,946		6		—		(5)
KT-IBKC future investment fund 1		19,922		—		1,227		921
KT-CKP New Media Investment Fund		565		—		275		(1,522)
K Bank Inc.		2,184,657		1,904,574		29,682		(39,548)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~6,092 million for the six-month period ended June 30, 2019 (the six-month period ended June 30, 2018: loss of ~~W~~5,597 million). The accumulated comprehensive loss of associates and joint ventures as at June 30, 2019, which was not recognized by the Group is ~~W~~12,567 million (December 31, 2018: loss of ~~W~~6,475 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

12.	Trade and Other Payables

Details of trade and other payables as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Current liabilities
Trade payables	~~W~~	1,079,292	~~W~~	1,236,489
Other payables		7,241,102		5,771,026

Total	~~W~~	8,320,394	~~W~~	7,007,515

Non-current liabilities
Trade payables	~~W~~	2,482	~~W~~	3,207
Other payables		1,533,800		1,510,657

Total	~~W~~	1,536,282	~~W~~	1,513,864

Details of other payables as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Non-trade payables [1]	~~W~~	5,842,486	~~W~~	5,191,268
Accrued expenses		1,011,092		904,135
Operating deposits		943,421		819,968
Lease liabilities [2]		765,758		163,858
Others		212,145		202,454
Less: non-current		(1,533,800)		(1,510,657)

Current	~~W~~	7,241,102	~~W~~	5,771,026

[1]	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~2,119,807 million related to credit card transactions are included as at June 30, 2019 (December 31, 2018: ~~W~~1,996,320 million).
[2]	With the application of Korean IFRS 1116, the lease liabilities were included in other liabilities (Note 30).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

13.	Borrowings

Details of borrowings as at June 30, 2019 and December 31, 2018, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)				June 30, 2019			December 31, 2018
Type	Maturity	Annual interest rates		Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep 7, 2034	6.500%		USD 100,000	~~W~~	115,680	USD 100,000	~~W~~	111,810
MTNP notes	Apr 22, 2019	—		—		—	USD 350,000		391,335
MTNP notes	Jul 18, 2026	2.500%		USD 400,000		462,720	USD 400,000		447,240
MTNP notes	Aug 7, 2022	2.625%		USD 400,000		462,720	USD 400,000		447,240
FR notes [2]	Aug 23, 2020	LIBOR +0.400	(3M) %	USD 200,000		231,360	USD 200,000		223,620
FR notes [2]	Aug 23, 2023	LIBOR +0.900	(3M) %	USD 100,000		115,680	USD 100,000		111,810
MTNP notes	Jul 6, 2020	0.310%		JPY 4,000,000		42,934	JPY 4,000,000		40,527
MTNP notes	Jul 6, 2021	0.380%		JPY 16,000,000		171,736	JPY 16,000,000		162,109
MTNP notes	Nov 13, 2020	0.300%		JPY 30,000,000		322,005	JPY 30,000,000		303,954
The 180-2nd Public bond	Apr 26, 2021	4.710%		—		380,000	—		380,000
The 181-3rd Public bond	Aug 26, 2021	4.090%		—		250,000	—		250,000
The 182-2nd Public bond	Oct 28, 2021	4.310%		—		100,000	—		100,000
The 183-2nd Public bond	Dec 22, 2021	4.090%		—		90,000	—		90,000
The 183-3rd Public bond	Dec 22, 2031	4.270%		—		160,000	—		160,000
The 184-2nd Public bond	Apr 10, 2023	2.950%		—		190,000	—		190,000
The 184-3rd Public bond	Apr 10, 2033	3.170%		—		100,000	—		100,000
The 185-2nd Public bond	Sep 16, 2020	3.650%		—		300,000	—		300,000
The 186-2nd Public bond	Jun 26, 2019	—		—		—	—		170,000
The 186-3rd Public bond	Jun 26, 2024	3.418%		—		110,000	—		110,000
The 186-4th Public bond	Jun 26, 2034	3.695%		—		100,000	—		100,000
The 187-2nd Public bond	Sep 2, 2019	2.965%		—		220,000	—		220,000
The 187-3rd Public bond	Sep 2, 2024	3.314%		—		170,000	—		170,000
The 187-4th Public bond	Sep 2, 2034	3.546%		—		100,000	—		100,000
The 188-1st Public bond	Jan 29, 2020	2.259%		—		160,000	—		160,000
The 188-2nd Public bond	Jan 29, 2025	2.454%		—		240,000	—		240,000
The 188-3rd Public bond	Jan 29, 2035	2.706%		—		50,000	—		50,000
The 189-1st Public bond	Jan 28, 2019	—		—		—	—		100,000
The 189-2nd Public bond	Jan 28, 2021	1.946%		—		130,000	—		130,000
The 189-3rd Public bond	Jan 28, 2026	2.203%		—		100,000	—		100,000
The 189-4rd Public bond	Jan 28, 2036	2.351%		—		70,000	—		70,000
The 190-1st Public bond	Jan 29, 2021	2.548%		—		110,000	—		110,000
The 190-2nd Public bond	Jan 30, 2023	2.749%		—		150,000	—		150,000
The 190-3rd Public bond	Jan 30, 2028	2.947%		—		170,000	—		170,000
The 190-4th Public bond	Jan 30, 2038	2.931%		—		70,000	—		70,000
The 191-1st Public bond	Jan 14, 2022	2.048%		—		220,000	—		—
The 191-2nd Public bond	Jan 15, 2024	2.088%		—		80,000	—		—
The 191-3rd Public bond	Jan 15, 2029	2.160%		—		110,000	—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won and foreign currencies in thousands)			June 30, 2019			December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-4th Public bond	Jan 14, 2039	2.213%	—		90,000	—		—

Subtotal					5,944,835			6,029,645
Less: Current portion					(379,912)			(880,940)
Discount on bonds					(19,105)			(20,056)

Total				~~W~~	5,545,818		~~W~~	5,128,649

[1]

As at June 30, 2019, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 2.320% as at June 30, 2019.

Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	June 30, 2019	December 31, 2018
Operational	NongHyup Bank	3.600%	~~W~~ 15,000	~~W~~ 15,000
	Shinhan Bank	3.610%~4.720%	59,800	59,800
	Shinhan Bank, Indonesia	—	—	614
	Woori Bank	3.200%~3.850%	18,000	—
	Korea Development Bank	2.800%~4.350%	20,300	16,200
	Soohyup Bank	4.310%	1,000	1,000
	Total		~~W~~114,100	~~W~~ 92,614

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			June 30, 2019			December 31, 2018
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import	Inter-Korean
Bank of Korea	Cooperation Fund [1]	1.500%	—	~~W~~	3,701	—	~~W~~	3,948
Shinhan Bank	General loans	3.120%	—		5,000	—		5,000
	Facility loans	2.870%	—		30,000	—		30,000
	Vessel facility loans [2]	LIBOR(3M)+0.706%	USD 6,000		6,941	USD 9,000		10,063

Standard Charted Bank	General loans	3.160%	—		6,000	—		6,000
NongHyup Bank	Facility loans	2.000%	—		92	—		104
	General loans	—	—		—	—		8,000
Korea Development Bank	General loans	3.020%	—		10,000	—		10,000
	General loans	3.310%	—		30,000			30,000
NH Investment & Security Co., Ltd.	Commercial papers	—	—		—	—		300,000
Others	Redeemable convertible preferred stock [3]	1.000%	—		950	—		950
	Kookmin Bank and other [2]	LIBOR(3M)+1.850%	USD 117,253		124,335	USD 127,023		142,025

Subtotal					217,019			546,090

Less: Current portion					(89,621)			(394,927)

Total				~~W~~	127,398		~~W~~	151,163

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 2.320% as at June 30, 2019.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~500 in 2010.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at June 30, 2019, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jul. 1, 2019 ~ Jun. 30, 2020	~~W~~	380,000	~~W~~	—	~~W~~	380,000	~~W~~	151,568	~~W~~	52,154	~~W~~	203,722	~~W~~	583,722
Jul. 1, 2020 ~ Jun. 30, 2021		920,000		596,299		1,516,299		15,518		45,213		60,731		1,577,030
Jul. 1, 2021 ~ Jun. 30, 2022		660,000		171,736		831,736		30,518		33,909		64,427		896,163
Jul. 1, 2022 ~ Jun. 30, 2023		340,000		462,720		802,720		512		—		512		803,232
Thereafter		1,720,000		694,080		2,414,080		1,727		—		1,727		2,415,807

Total	~~W~~	4,020,000	~~W~~	1,924,835	~~W~~	5,944,835	~~W~~	199,843	~~W~~	131,276	~~W~~	331,119	~~W~~	6,275,954

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,868	~~W~~	275,456
Increase (transfer)		(8,623)		6,195		12,543		10,115
Usage		(35,624)		(1,662)		(9,836)		(47,122)
Reversal		—		(2,761)		(13,950)		(16,711)

Ending balance	~~W~~	14,513	~~W~~	120,600	~~W~~	86,625	~~W~~	221,738

Current	~~W~~	14,513	~~W~~	1,804	~~W~~	84,354	~~W~~	100,671
Non-current		—		118,796		2,271		121,067

	2018
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	18,306	~~W~~	100,216	~~W~~	84,508	~~W~~	203,030
Increase (transfer)		5		2,765		13,144		15,914
Usage		(340)		(1,123)		(9,334)		(10,797)
Reversal		—		(910)		(683)		(1,593)

Ending balance	~~W~~	17,971	~~W~~	100,948	~~W~~	87,635	~~W~~	206,554

Current	~~W~~	16,898	~~W~~	1,797	~~W~~	62,368	~~W~~	81,063
Non-current		1,073		99,151		25,267		125,491

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2019 and December 31, 2018, are determined as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	2,319,749	~~W~~	2,201,876
Fair value of plan assets		(1,652,381)		(1,643,046)

Liabilities	~~W~~	667,368	~~W~~	561,269

Assets	~~W~~	—	~~W~~	2,439

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in the defined benefit obligations for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	2,201,876	~~W~~	1,911,166
Current service cost		121,591		109,776
Interest expense		23,138		24,746
Benefit paid		(40,360)		(38,438)
Remeasurements		10,893		7,123
Others		2,611		—

Ending	~~W~~	2,319,749	~~W~~	2,014,373

Changes in the fair value of plan assets for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,643,046	~~W~~	1,519,779
Interest income		17,634		20,181
Remeasurements on plan assets		(1,175)		(7,835)
Employer contributions		32,249		3,568
Benefits paid		(40,950)		(36,614)
Others		1,577		—

Ending	~~W~~	1,652,381	~~W~~	1,499,079

Amounts recognized in the consolidated statement of profit or loss for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Current service cost	~~W~~	121,591	~~W~~	109,776
Net interest cost		5,504		4,565
Transfer in (out)		(8,573)		(5,202)

Total expenses	~~W~~	118,522	~~W~~	109,139

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

16.	Commitments and Contingencies

As at June 30, 2019, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,637,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,701
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	467,560	32,847
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,482
Loans for working capital	Korea Development Bank and others	KRW	278,250	181,050
	Shinhan Bank and others	KRW	2,123	92
Facility loans	Kookmin Bank and others	USD	212,000	107,482
Facility loans on ships	Shinhan Bank	USD	6,000	6,000
Derivatives transaction limit	Korea Development Bank	KRW	100,000	22,996
Borrowing commitment	Woori Bank and others	KRW	100,000	—

Total		KRW	2,672,633	242,168
		USD	218,000	113,482

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

As at June 30, 2019, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	177,630
		USD	1,200
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD PLN[1]	49,082 23,000
Comprehensive credit line	KEB Hana Bank and others	KRW USD	40,000 10,000
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	48,302
Performance guarantee / Warranty Guarantee		KRW	413,996
Guarantee for advances received/others		KRW	164,631
Warranty guarantee	Seoul Guarantee Insurance	KRW	877
Guarantees for licensing		KRW	4,146
Guarantees for deposits		KRW	3,272
Guarantees for lease		KRW	1,615

Total		KRW	854,469
		USD	66,662
		PLN[1]	23,000

[1]	Polish Zloty.

As at June 30, 2019, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit		Used amount		Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	~~W~~	4,854	~~W~~	3,333	Nov 10, 2017 ~ Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank		8,172		5,663	Oct. 29, 2017 ~ Nov. 30, 2020
KT Hitel Co., Ltd.	KEB Hana Bank	Cash payers		683		—	Apr 19, 2019 ~ Apr 17, 2020
KT Hitel Co., Ltd.	Korea Software Financial Cooperative	Yonsei University and others		34,715		1,713	Oct 22, 2018 ~ Oct 22, 2021

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2019, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~2,649 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

For the six-month period ended June 30, 2019, the Group made agreements with the Securitization Specialty Companies (2019: Giga LTE Forty third to Forty fifth Securitization Specialty Co., Ltd., 2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization Specialty Company.

As at June 30, 2019, the Group is a defendant in 184 lawsuits with the total claimed amount of ~~W~~136,143 million (2018: ~~W~~169,246 million). As at June 30, 2019, litigation provisions of ~~W~~14,513 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd. In addition, ABS filed a suit against the Controlling Company and KT Sat Co., Ltd., a subsidiary, at International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from the relocation of ground equipment and the alleged breach of the entrustment control contract related to K3. These two meditations were merged into one procedure by ICC and still in progress and, in July 2017, the ICC issued a partial ruling that ABS has the ownership of K3. However, in October 2017, the Controlling Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit seeking the cancellation of the partial ruling in the Federal Court of New York. In April and July 2018, ICC and the Federal Court of New York issued the ruling that KT Sat Co., Ltd. should pay compensation for damages and dismissed the partial ruling. As a result, the Controlling Company and KT Sat Co., Ltd. is planning to file an appeal for the cancellation of the partial ruling and payment of compensation for damages. The outcome of the appeal cannot be reasonably estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to August 9, 2019, the Group collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~6,000 million.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The Group is jointly and severally obligated with Bohoon Construction Co., Ltd. to pay the defect repair guarantee of Bohoon Construction Co., Ltd. in connection with the construction of the Poseung National Industrial Complex in Pyeongtaek, Gyeonggi Province. As at June 30, 2019, the Group and Bohoon Construction Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~140 million.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~843,749 million (December 31, 2018: ~~W~~1,474,009 million).

17.	Retained Earnings

Details of retained earnings as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Legal reserve[1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves[2]		4,651,362		4,651,362
Unappropriated retained earnings		6,005,289		5,895,248

Total	~~W~~	11,438,900	~~W~~	11,328,859

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The provision of research and development of human resources is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

18.	Other Components of Equity

The Group’s other components of equity as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Treasury stock	~~W~~	(830,658)	~~W~~	(830,874)
Gain or loss on disposal of treasury stock		2,918		(12,251)
Share-based payments		8,773		5,956
Equity transaction within consolidated entities [1]		(343,585)		(343,914)

Total	~~W~~	(1,162,552)	~~W~~	(1,181,083)

[1]	Profit or loss from transactions with non-controlling interest and investment difference from change in proportion of subsidiaries are included.

As at June 30, 2019 and December 31, 2018, the details of treasury stock are as follows:

	June 30, 2019		December 31, 2018
Number of shares (in shares)		15,962,870		15,967,040
Amounts (in millions of Korean won)	~~W~~	830,658	~~W~~	830,874

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month and six-month periods ended December 31, 2019 and 2018:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	6,049,702	~~W~~	11,830,312	~~W~~	5,754,635	~~W~~	11,413,710
Revenue from other sources		48,831		102,598		52,303		103,429

Total	~~W~~	6,098,533	~~W~~	11,932,910	~~W~~	5,806,938	~~W~~	11,517,139

Operating revenues for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Services provided	~~W~~	5,150,178	~~W~~	10,124,859	~~W~~	5,008,487	~~W~~	9,868,350
Sales of goods[1]		948,355		1,808,051		798,451		1,648,789

Total	~~W~~	6,098,533	~~W~~	11,932,910	~~W~~	5,806,938	~~W~~	11,517,139

[1]	The amounts include revenue from construction commitment recognized using percentage of completion method.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Contract assets	~~W~~	489,075	~~W~~	398,797
Contract liabilities		347,112		347,461
Deferred revenue[1]		94,075		96,198

[1]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Contract costs recognized as assets	~~W~~	1,568,629	~~W~~	1,469,855

The Group recognized ~~W~~772,703 million (the six-month period ended June 30, 2018: ~~W~~666,494 million) of operating expenses in the current reporting period which relates to contract cost assets.

For three-month and six-month periods ended June 30, 2019 and 2018, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	74,198	~~W~~	157,724	~~W~~	49,215	~~W~~	106,758
Deferred revenue of joining/installment fee		11,470		24,207		10,278		20,011

Total	~~W~~	85,668	~~W~~	181,931	~~W~~	59,493	~~W~~	126,769

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

20.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	1,006,133	~~W~~	1,989,930	~~W~~	987,493	~~W~~	1,909,606
Depreciation		616,554		1,244,230		669,655		1,348,658
Depreciation of right-of-use asset		121,796		237,106		—		—
Amortization of intangible assets		164,691		329,140		152,406		305,217
Commissions		270,179		488,214		259,715		528,057
Interconnection charges		132,139		271,846		155,294		311,998
International interconnection fee		55,654		111,145		57,764		113,499
Purchase of inventories		1,103,297		2,025,577		798,033		2,010,291
Changes of inventories		38,788		76,356		121,548		(136,725)
Sales commission		588,637		1,136,976		430,926		862,066
Service cost		388,240		764,334		381,843		735,464
Utilities		72,556		149,035		73,792		150,679
Taxes and dues		66,212		130,690		73,881		137,516
Rent		39,068		75,916		116,406		230,973
Insurance premium		19,874		38,108		16,750		35,619
Installation fee		37,654		77,197		34,691		70,183
Advertising expenses		45,294		74,773		39,648		84,336
Research and development expenses		40,360		80,408		40,340		83,728
Card service cost		763,435		1,502,652		777,078		1,513,059
Others		239,716		438,931		220,526		426,644

Total	~~W~~	5,810,277	~~W~~	11,242,564	~~W~~	5,407,789	~~W~~	10,720,868

Details of employee benefits for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	928,769	~~W~~	1,835,623	~~W~~	906,262	~~W~~	1,754,666
Post-employment benefits (defined benefit)		58,873		118,522		54,733		109,139
Post-employment benefits (defined contribution)		15,522		28,753		12,812		26,125
Share-based payment		1,489		2,978		1,622		3,242
Others		1,480		4,054		12,064		16,434

Total	~~W~~	1,006,133	~~W~~	1,989,930	~~W~~	987,493	~~W~~	1,909,606

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

21.	Other Income and Other Expenses

Other income for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment and investment properties	~~W~~	2,625	~~W~~	10,230	~~W~~	10,523	~~W~~	32,288
Gain on disposal of intangible assets		970		1,226		2,993		3,824
Gain on disposal of right-of-use assets		1,392		2,665		—		—
Gain on disposal of investments in associates		3,708		3,689		—		—
Compensation on property and equipment		42,897		62,668		36,629		56,423
Gain on government subsidies		3,509		6,976		2,682		6,680
Others		13,542		45,258		8,638		15,267

Total	~~W~~	68,643	~~W~~	132,712	~~W~~	61,465	~~W~~	114,482

Other expenses for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	13,363	~~W~~	24,503	~~W~~	22,755	~~W~~	35,378
Loss on disposal of intangible assets		858		2,805		3,594		3,759
Loss on disposal of right-of-use assets		854		1,554		—		—
Loss on disposal of investments in associates		1,336		4,790		7		7
Donation		22,905		44,726		12,631		24,221
Other allowance for bad debts		4,908		9,675		4,386		9,153
Others		16,001		35,762		16,109		52,128

Total	~~W~~	60,225	~~W~~	123,815	~~W~~	59,482	~~W~~	124,646

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

22.	Finance Income and Costs

Details of finance income for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Interest income	~~W~~	69,215	~~W~~	138,621	~~W~~	63,696	~~W~~	119,403
Gain on foreign currency transactions		7,826		9,450		3,452		5,408
Gain on foreign currency translation		2,310		5,792		(1,296)		7,417
Gain on settlement of derivatives		6,332		6,332		—		10,030
Gain on valuation of derivatives		41,924		81,598		82,239		82,327
Others		2,998		6,213		1,732		2,263

Total	~~W~~	130,605	~~W~~	248,006	~~W~~	149,823	~~W~~	226,848

Details of finance costs for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	79,393	~~W~~	153,103	~~W~~	72,342	~~W~~	150,247
Loss on foreign currency transactions		14,538		18,140		5,849		19,618
Loss on foreign currency translation		43,195		86,451		88,349		91,152
Loss on valuation of derivatives		19		93		(9,205)		—
Loss on disposal of trade receivables		1,580		3,510		3,644		7,944
Others		133		469		12		39

Total	~~W~~	138,858	~~W~~	261,766	~~W~~	160,991	~~W~~	269,000

23.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year ending December 31, 2019 is 32.07%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

24.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three-month and six-month periods ended June 30, 2019 and 2018, are calculated as follows:

	2019				2018
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	173,934	~~W~~	405,024	~~W~~	251,022	~~W~~	447,979
Weighted average number of ordinary shares outstanding (in number of shares)		245,144,997		245,144,883		245,098,739		245,097,901
Basic earnings per share (in Korean won)	~~W~~	710	~~W~~	1,652	~~W~~	1,024	~~W~~	1,828

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible redeemable preferred stocks, convertible bond and other share-based payments.

Diluted earnings per share from operations for the three-month and six-month periods ended June 30, 2019 and 2018, are calculated as follows:

	2019				2018
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	173,934	~~W~~	405,024	~~W~~	251,022	~~W~~	447,979
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(141)		(141)		(65)		(65)
Diluted profit attributable to ordinary shares (in millions of Korean won)		173,793		404,883		250,957		447,914
Number of dilutive potential ordinary shares outstanding (in number of shares)		3,931		4,045		1,508		2,346
Weighted average number of ordinary shares outstanding (in number of shares)		245,148,928		245,148,928		245,100,247		245,100,247
Diluted earnings per share (in Korean won)		709		1,652		1,024		1,827

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

25.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
1. Profit for the period	~~W~~	462,837	~~W~~	504,764
2. Adjustments for:
Income tax expense		218,480		239,431
Interest income[1]		(150,391)		(129,491)
Interest expense[1]		153,361		150,247
Dividends income		(1,963)		(1,516)
Depreciation		1,244,230		1,376,630
Amortization of intangible assets		329,140		311,217
Depreciation of right-of-use assets		237,106		—
Provisions for severance benefits (defined benefits)		127,095		114,341
Allowance for bad debts		58,778		38,595
Share of net profit or loss of associates and joint ventures		4,166		191
Loss on disposal of associates and joint ventures		1,101		7
Loss (gain) on disposal of property and equipment, and investment in properties		14,273		3,090
Loss (gain) on disposal of right-of-use assets		(1,111)		—
Loss (gain) on disposal of intangible assets		1,579		(65)
Loss (gain) on foreign currency translation		80,659		83,767
Gain on valuation of derivatives, net		(87,837)		(92,357)
Loss (gain) on disposal of financial assets at amortized cost		1		—
Gain on disposal of financial assets at fair value through profit or loss		(4,198)		(1,432)
Gain on valuation of financial assets at fair value through profit or loss		(646)		(20)
Others		91,125		(97,526)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2019		2018
3. Changes in operating assets and liabilities
Increase in trade receivables		(541,583)		(49,029)
Decrease (increase) in other receivables		(227,229)		572,885
Increase in other current assets		(161,140)		(53,715)
Decrease (increase) in other non-current assets		(143,983)		5,184
Decrease (increase) in inventories		65,899		(176,763)
Decrease in trade payables		(181,074)		(282,407)
Increase (decrease) in other payables		822,570		(661,679)
Increase in other current liabilities		143,024		218,423
Increase (decrease) in other non-current liabilities		25,175		(19,204)
Increase (decrease) in provisions		(56,129)		4,785
Decrease in deferred revenue		(221)		(1,209)
Decrease in plan assets		14,457		70,459
Payment of severance benefits		(68,503)		(89,938)

4. Cash generated from operations(1+2+3)	~~W~~	2,469,048	~~W~~	2,037,665

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating income and expenses, respectively. Related interest income and expense recognized as operating revenue and expense are ~~W~~11,770 million (the six-month period ended June 30, 2018: ~~W~~10,088 million), ~~W~~258 million (the six-month period ended June 30, 2018: ~~W~~0 million) for the year ended June 30, 2019.

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Reclassification of the current portion of borrowings	~~W~~	160,132	~~W~~	936,007
Reclassification of construction-in-progress to property and equipment		336,961		708,114
Reclassification of other payable from property and equipment		285,491		(194,031)
Reclassification of other payable from intangible assets		(344,561)		(259,569)
Reclassification of other payable from defined benefit liability		(28,143)		(51,500)
Reclassification of other payable from plan assets		(5,756)		(37,413)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

26.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange difference		Fair value change		Others		Ending
Borrowing	~~W~~	6,648,294	~~W~~	(482,808)	~~W~~	—	~~W~~	80,449	~~W~~	—	~~W~~	10,913	~~W~~	6,256,848
Lease liabilities		163,858		(251,555)		780,575		—		—		72,880		765,758
Derivative liabilities		65,067		—		—		(19,350)		(9,294)		(13,376)		23,047
Derivative assets		(29,843)		33,635		—		(54,079)		(8,575)		(702)		(59,564)

Total	~~W~~	6,847,376	~~W~~	(700,728)	~~W~~	780,575	~~W~~	7,020	~~W~~	(17,869)	~~W~~	69,715		6,986,089

(in millions of Korean won)	2018
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Others
Borrowing	~~W~~	6,683,662	~~W~~	(180,692)	~~W~~	—	~~W~~	85,388	~~W~~	—	~~W~~	16,109	~~W~~	6,604,467
Financial lease liabilities		176,878		(37,838)		24,568		—		—		(88)		163,520
Derivative liabilities		98,820		(14,587)		—		(41,246)		38,111		(19,800)		61,298
Derivative assets		(7,389)		10,136		—		32,695		1,930		(60,209)		(22,837)

Total	~~W~~	6,951,971	~~W~~	(222,981)	~~W~~	24,568	~~W~~	76,837	~~W~~	40,041	~~W~~	(63,988)		6,806,448

27.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Corporate customer business	B2B business and others
Finance	Credit card business and others
Satellite TV	Satellite TV business
Others	IT, facility security and global business, and others

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of each segment for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Operating revenues				Operating income				Depreciation and amortization
	Three months		Six months		Three months		Six months		Three months		Six months
Customer/Marketing	~~W~~	2,853,671	~~W~~	5,666,171	~~W~~	189,983	~~W~~	504,083	~~W~~	624,603	~~W~~	1,255,703
Corporate customer business		649,421		1,256,248		75,431		150,279		154,275		307,791
Finance		881,795		1,748,430		38,991		86,312		6,466		13,187
Satellite TV		174,176		344,875		17,068		38,166		23,908		47,935
All other segments		2,497,808		4,745,827		(14,584)		(69,302)		112,926		224,567

Subtotal	~~W~~	7,056,870	~~W~~	13,761,551	~~W~~	306,889	~~W~~	709,538	~~W~~	922,178	~~W~~	1,849,183
Elimination		(958,337)		(1,828,641)		(18,633)		(19,193)		(19,138)		(38,707)

Consolidated amount	~~W~~	6,098,533	~~W~~	11,932,910	~~W~~	288,256	~~W~~	690,345	~~W~~	903,040	~~W~~	1,810,476

	2018
(In millions of Korean won)	Operating revenues				Operating income				Depreciation and amortization
	Three months		Six months		Three months		Six months		Three months		Six months
Customer/Marketing	~~W~~	2,817,349	~~W~~	5,575,688	~~W~~	266,533	~~W~~	591,008	~~W~~	570,878	~~W~~	1,151,344
Corporate customer business		615,197		1,212,220		52,465		114,825		134,377		268,346
Finance		893,497		1,752,557		44,592		94,341		5,717		11,722
Satellite TV		172,443		338,435		19,628		38,915		24,884		49,819
All other segments		2,193,823		4,400,646		31,021		(19,612)		84,200		168,868

Subtotal	~~W~~	6,692,309	~~W~~	13,279,546	~~W~~	414,239	~~W~~	819,477	~~W~~	820,056	~~W~~	1,650,099
Elimination		(885,371)		(1,762,407)		(15,090)		(23,206)		2,006		3,776

Consolidated amount	~~W~~	5,806,938	~~W~~	11,517,139	~~W~~	399,149	~~W~~	796,271	~~W~~	822,062	~~W~~	1,653,875

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Operating revenues for the three-month and six-month periods ended June 30, 2019 and 2018, and non-current assets as at June 30, 2019 and December 31, 2018, by geographical regions, are as follows:

(in millions of Korean won)	2019
	Operating revenues				Non-current assets[1]
	Three months		Six months		June 30, 2019
Domestic	~~W~~	6,081,196	~~W~~	11,900,507	~~W~~	18,397,145
Overseas		17,337		32,403		141,846

Total	~~W~~	6,098,533	~~W~~	11,932,910	~~W~~	18,538,991

(in millions of Korean won)	2018
	Operating revenues				Non-current assets[1]
	Three months		Six months		December 31, 2018
Domestic	~~W~~	5,793,266	~~W~~	11,487,997	~~W~~	17,426,879
Overseas		13,672		29,142		139,585

Total	~~W~~	5,806,938	~~W~~	11,517,139	~~W~~	17,566,464

[1]	It includes property and equipment, intangible assets and investment properties.

28.	Related Party Transactions

The list of related party of the Group as at June 30, 2019, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, K- Realty CR-REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea electronic Vehicle charging service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines

Others[1]	KT ENGCORE Co., Ltd., K- Realty CR-REITs No.10, KHS Corporation

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Outstanding balances of receivables and payables in relations to transactions with related parties as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)		June 30, 2019
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	600	~~W~~	23,100	~~W~~	—	~~W~~	—
	K Bank, Inc.		526		8,392		—		296
	Others		75		1,204		2		780
Others	KT ENGCORE Co., Ltd.		4,501		8,174		215		74,839
	KHS Corporation		—		—		—		388

Total		~~W~~	5,702	~~W~~	40,870	~~W~~	217	~~W~~	76,303

(in millions of Korean won)		December 31, 2018
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	674	~~W~~	30,910	~~W~~	—	~~W~~	—
	K Bank, Inc.		627		12,435		—		296
	Others		777		1,225		4		1,116
Others	KT ENGCORE Co., Ltd.		2,436		7,733		1,207		109,662

Total		~~W~~	4,514	~~W~~	52,303	~~W~~	1,211	~~W~~	111,074

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant transactions with related parties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)		2019
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	647	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		8,859		—		4,122		—
	KD Living, Inc.		20		—		2,593		—
	Daiwon Broadcasting Co., Ltd.		14		—		2,959		—
	Others		530		55		15		—
Others	KT ENGCORE Co., Ltd.		4,037		10		41,505		73,723
	KHS Corporation		—		—		7,055		—

Total		~~W~~	14,107	~~W~~	65	~~W~~	58,249	~~W~~	73,723

[1]	The amounts include acquisition of property and equipment, and others.

(in millions of Korean won)		2018
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	804	~~W~~	—	~~W~~	16,851	~~W~~	—
	MOS GS Co., Ltd.		360		—		8,162		486
	MOS Daegu Co., Ltd.		173		—		5,801		300
	MOS Chungcheong Co., Ltd.		217		—		7,066		—
	MOS Gangnam Co., Ltd.		262		—		7,772		340
	MOS GB Co., Ltd.		529		—		10,513		418
	MOS BS Co., Ltd.		243		—		7,444		343
	MOS Honam Co., Ltd.		250		—		7,064		181
	K Bank, Inc.		7,967		—		3,202		—
	NgeneBio		3		—		—		—
	Others		1,075		30		4,978		6
Others	KT ENGCORE Co., Ltd.		982		4		60,704		50,518

Total		~~W~~	12,865	~~W~~	34	~~W~~	139,557	~~W~~	52,592

[1]	The amounts include acquisition of property and equipment, and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Key management compensation for the six-month periods ended June 30, 2019 and 2018, consists of:

(in millions of Korean won)	2019		2018
Salaries and other short-term benefits	~~W~~	1,016	~~W~~	905
Post-employment benefits		173		554
Stock-based compensation		439		665

Total	~~W~~	1,628	~~W~~	2,124

Fund transactions with related parties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Equity contributions in cash and others		Dividend income
Associates and Joint ventures
KT Strategic Investment Fund No.1	~~W~~	3,750	~~W~~	—
Virtua Realm Sendirian Berhad		550		—
KT-DSC creative economy youth start-up investment fund		(360)		—
K- REALTY CR REIT 1		—		8,744
KIF Investment Fund		—		4,279
Others		99		146

Total	~~W~~	4,039	~~W~~	13,169

(in millions of Korean won)	2018
	Equity contributions in cash and others		Dividend income
Associates and joint ventures
PT. Mitra Transaksi Indonesia	~~W~~	1,567	~~W~~	—
KT-CKP New Media Investment Fund		(405)		—
PHI Healthcare. (HooH Healthcare Inc.)		1,000		—
JB Emerging Market Specialty Investment Private Equity Trust No.1		3,960		60
K- REALTY CR REIT 1		—		6,822
KIF Investment Fund		—		769
MOS GS Co., Ltd.		—		8
MOS Daegu Co., Ltd.		—		8
MOS Chungcheong Co., Ltd.		—		8
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		12
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10
Daiwon Broadcasting Co., Ltd		—		85

Total	~~W~~	6,122	~~W~~	7,802

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

As at the reporting date, there are no collateral and payment guarantees provided by the related parties.

As at June 30, 2019, the right-of-use assets amounting to ~~W~~73,460 million (January 1, 2019: ~~W~~88,754 million) and financial lease liabilities amounting to ~~W~~73,244 million (January 1, 2019: ~~W~~85,557 million) were recognized due to lease contracts with related parties, and the related total cash outflow for the six-month period ended June 30, 2019 was ~~W~~14,863 million.

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019				December 31, 2018
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,250,125		[1]	~~W~~	2,703,422		[1]
Trade and other receivables
Financial assets measured at amortized cost		6,032,624		[1]		5,553,068		[1]
Financial assets at fair value through other comprehensive income		1,395,648	~~W~~	1,395,648		1,097,348	~~W~~	1,097,348
Other financial assets
Financial assets measured at amortized cost		421,947		[1]		484,272		[1]
Financial assets at fair value through profit or loss		609,871	~~W~~	609,871		777,685	~~W~~	777,685
Financial assets at fair value through other comprehensive income		498,977		498,977		326,157		326,157
Derivative financial assets for hedging		59,484		59,484		29,843		29,843

Total	~~W~~	11,268,676			~~W~~	10,971,795

Financial liabilities
Trade and other payables	~~W~~	9,856,676		[1]	~~W~~	8,521,379		[1]
Borrowings		6,256,849		[1]		6,648,293		[1]
Other financial liabilities
Financial liabilities at amortized cost		125,428		[1]		99,330		[1]
Financial liabilities at fair value through profit or loss		7,806	~~W~~	7,806		7,758	~~W~~	7,758
Derivative financial liabilities for hedging		15,240		15,240		57,308		57,308

Total	~~W~~	16,261,999			~~W~~	15,334,068

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date (Level 1).

•	All inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability (Level 2).

•	Unobservable inputs for the asset or liability (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,395,648	~~W~~	—	~~W~~	1,395,648
Other financial assets
Financial assets at fair value through profit or loss		530		421,773		187,568		609,871
Financial assets at fair value through other comprehensive income		7,434		450,918		40,625		498,977
Derivative financial assets for hedging		—		43,030		16,454		59,484

Total	~~W~~	7,964	~~W~~	2,311,369	~~W~~	244,647	~~W~~	2,563,980

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	48	~~W~~	7,758	~~W~~	7,806
Derivative financial liabilities for hedging		—		15,240		—		15,240

Total	~~W~~	—	~~W~~	15,288	~~W~~	7,758	~~W~~	23,046

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

	December 31, 2018
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,097,348	~~W~~	—	~~W~~	1,097,348
Other financial assets
Financial assets at fair value through profit or loss		121		613,964		163,600		777,685
Financial assets at fair value through other comprehensive income		8,861		5,760		311,536		326,157
Derivative financial assets for hedging		—		29,843		—		29,843

Total	~~W~~	8,982	~~W~~	1,746,915	~~W~~	475,136	~~W~~	2,231,033

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		47,125		10,183		57,308

Total	~~W~~	—	~~W~~	47,125	~~W~~	17,941	~~W~~	65,066

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2019
	Financial assets						Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative assets liabilities for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	163,600	~~W~~	311,536	~~W~~	(10,183)	~~W~~	7,758
Purchases		21,220		6,040		—		—
Reclassification		17,486		(444,875)		—		—
Sales		(14,313)		(940)		—		—
Amount recognized in profit or loss		(425)		45		14,767		—
Amount recognized in other comprehensive income		—		168,819		11,870		—

Ending balance	~~W~~	187,568	~~W~~	40,625	~~W~~	16,454	~~W~~	7,758

(in millions of Korean won)	2018
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss		Derivative financial liabilities for hedging[1]
Beginning balance	~~W~~	89,028	~~W~~	247,036	~~W~~	5,051	~~W~~	17,725
Purchases		6,198		11,999		—		—
Reclassification		3,733		(3,733)		—		—
Sales		(608)		(923)		—		—
Amount recognized in profit or loss[1]		9		42		—		(19,407)
Amount recognized in other comprehensive income		—		78,011		—		14,559

Ending balance	~~W~~	98,360	~~W~~	332,432	~~W~~	5,051	~~W~~	12,877

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,395,648	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		609,341	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		491,543	2,3	DCF Model
Derivative financial assets for hedging		59,484	2,3	Hull-White model, DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,806	2,3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		15,240	2	DCF Model

	December 31, 2018
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		777,564	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		317,296	2,3	DCF Model
Derivative financial assets for hedging		29,843	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

	December 31, 2018
(in millions of Korean won)	Fair value		Level	Valuation techniques
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		57,308	2,3	Hull-White model, DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	5,107	~~W~~	6,532
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(713)		(713)

IV. Ending balance (I+II+III)	~~W~~	4,394	~~W~~	5,819

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

30.	Changes in Accounting Policies

As explained in Note 2.1 (1), the Group has adopted Korean IFRS 1116, retrospectively, from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are, therefore, recognized in the consolidated statement of financial position on January 1, 2019.

(1)	Adjustments recognized on adoption of Korean IFRS 1116 Lease

On adoption of Korean IFRS 1116, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of Korean IFRS 1017. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.00%~7.48%.

For leases previously classified as ‘finance leases’, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date.

(in millions of Korean won)	2019
Operating lease commitments as at December 31, 2018 [1]	~~W~~	637,927

Discounted using the lessee’s incremental borrowing rate of at the date of initial application		615,786
Add: finance lease liabilities recognized as at December 31, 2018		163,858

Lease liability recognized as at January 1, 2019	~~W~~	779,644

Of which are:
Current lease liabilities	~~W~~	314,680
Non-current lease liabilities		464,964

	~~W~~	779,644

[1]	It excluded short-term leases and leases for which the underlying asset is of low value.

The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position as at December 31, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(i)	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	June 30, 2019		January 1, 2019
Right-of-use assets
Property and building	~~W~~	514,254	~~W~~	551,631
Machinery and track facilities		207,335		234,507
Others		162,892		139,432

	~~W~~	884,481	~~W~~	925,570

(in millions of Korean won)	June 30, 2019		January 1, 2019
Lease liabilities[1]
Current	~~W~~	339,513	~~W~~	314,680
Non-current		426,245		464,964

	~~W~~	765,758	~~W~~	779,644

[1]	It included in the line item ‘trade and other payables’ in the consolidated statement of financial position.

Additions to the right-of-use assets for six-month period ended June 30, 2019, were ~~W~~168,947 million.

(ii)	Amounts recognized in the consolidated statements of profit or loss

The consolidated statement of profit or loss shows the following amounts relating to leases:

	Six-Month Periods Ended June 30,
(in millions of Korean won)	2019		2018
Depreciation of right-of-use assets
Property and building	~~W~~	157,215	~~W~~	—
Machinery and track facilities		46,340		—
Others		33,551		—

		237,106		—

Interest expense relating to lease liabilities		21,019		—
Expense relating to short-term leases		2,244		—
Expense relating to leases of low-value assets that are not short-term leases		17,082		—
Expense relating to variable lease payments not included in lease liabilities		3,127		—

The total cash outflow for leases for six-month period ended June 30, 2019, was ~~W~~274,008 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The change in accounting policy affected the following items in the consolidated statement of financial position on January 1, 2019:

•	property and equipment: decrease by ~~W~~209,760 million

•	intangible assets: decrease by ~~W~~26,207 million

•	right-of-use assets: increase by ~~W~~925,570 million

•	lease receivables: increase by ~~W~~3,376 million

•	prepayments: decrease by ~~W~~2 million

•	prepaid expenses: decrease by ~~W~~83,074 million

•	other liabilities: increase by ~~W~~266 million

•	lease liabilities: increase by ~~W~~615,786 million

The net impact on retained earnings on January 1, 2019, was a decrease of ~~W~~6,149 million

(iii)	Practical expedient applied

In applying Korean IFRS 1116 for the first time, the Group did not used the practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

•	reliance on previous assessments on whether leases are onerous

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Group relied on its assessment made applying Korean IFRS 1017 and Interpretation 2104 Determining whether an Arrangement contains a Lease.

(2)	The Group’s leasing activities and how these are accounted for

The Group leases various repeater server rack, offices, track facilities, machinery, and cars. Rental contracts are typically made for fixed periods of 1 to 10 years, but may have extension options as described in (ii) below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits), and

•	restoration costs

•	Present value discount on leasehold deposits

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise tools and equipment.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(i)	Variable lease payments

There are no contracts with variable lease payments included in lease liabilities.

(ii)	Extension and termination options.

Extension options are included in a number of property across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension options held are exercisable only by the Group and not by the respective lessor. There are no contracts with termination options.

(iii)	Residual value guarantees

The Group does not provide residual value guarantees in relation to equipment leases to optimize lease costs during the contract period.

31.	Events after the Reporting Period

After the reporting period, the Group issued overseas bonds as follows:

(foreign currencies in thousands)
Type	Issue date	Total face value	Coupon rate	Maturity
2019 Samurai- 9	Jul 19, 2019	JPY 29,600,000	0.220%	Jul 19, 2022
2019 Samurai- 10	Jul 19, 2019	JPY 400,000	0.330%	Jul 19, 2024

KT Corporation

Separate Interim Financial Statements

June 30, 2019 and 2018

KT Corporation

Index

June 30, 2019 and 2018

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at June 30, 2019, and the related separate interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018, and separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2018, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 11, 2019. The separate statement of financial position as at December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 14, 2019

This report is effective as of August 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	June 30, 2019 (Unaudited)		December 31, 2018

Assets

Current assets
Cash and cash equivalents	4	~~W~~	1,394,936	~~W~~	1,779,745
Trade and other receivables, net	4, 5		3,451,048		2,968,764
Other financial assets	4, 6		72,324		75,401
Inventories, net	7		404,799		465,273
Other current assets	8		1,729,336		1,572,436

Total current assets			7,052,443		6,861,619

Non-current assets
Trade and other receivables, net	4, 5		806,448		766,316
Other financial assets	4, 6		181,920		130,651
Property and equipment, net	9		10,914,487		10,864,398
Right-of-use assets	28		868,268		—
Investment properties, net	9		581,016		600,624
Intangible assets, net	9		2,497,996		2,773,387
Investments in subsidiaries, associates and joint ventures	10		3,551,713		3,547,683
Other non-current assets	8		505,537		466,228

Total non-current assets			19,907,385		19,149,287

Total assets		~~W~~	26,959,828	~~W~~	26,010,906

3

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	June 30, 2019 (Unaudited)		December 31, 2018

Liabilities

Current liabilities
Trade and other payables	4, 11	~~W~~	5,118,403	~~W~~	4,002,408
Borrowings	4, 12		380,405		1,181,434
Current tax liabilities			160,661		182,548
Other provisions	13		85,041		103,703
Deferred income			52,135		48,002
Other current liabilities	8		442,091		390,402

Total current liabilities			6,238,736		5,908,497

Non-current liabilities
Trade and other payables	4, 11		1,476,092		1,460,062
Borrowings	4, 12		5,549,026		5,132,103
Other financial liabilities	4, 6		21,129		61,833
Net defined benefit liabilities	14		507,853		429,163
Provisions	13		113,239		111,982
Deferred income			96,656		105,241
Deferred tax liabilities			18,127		29,116
Other non-current liabilities	8		55,638		61,181

Total non-current liabilities			7,837,760		7,390,681

Total liabilities			14,076,496		13,299,178

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	16		10,880,242		10,740,042
Accumulated other comprehensive income			2,049		(11,251)
Other components of equity	17		(1,003,716)		(1,021,820)

Total equity			12,883,332		12,711,728

Total liabilities and equity		~~W~~	26,959,828	~~W~~	26,010,906

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2019 and 2018

(in millions of Korean won, except per share amounts)		Period Ended June 30
	Notes	2019 (Unaudited)				2018 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	18	~~W~~	4,558,528	~~W~~	8,892,813	~~W~~	4,283,030	~~W~~	8,580,189
Operating expenses	19		4,367,392		8,405,231		3,975,373		7,967,575

Operating profit			191,136		487,582		307,657		612,614
Other income	20		60,079		225,476		50,167		264,776
Other expenses	20		54,546		111,382		63,033		122,553
Finance income	21		119,351		225,636		135,787		205,938
Finance costs	21		126,644		240,754		144,192		242,176

Profit before income tax expense			189,376		586,558		286,386		718,599
Income tax expense			49,659		154,206		76,465		191,911

Profit for the period		~~W~~	139,717	~~W~~	432,352	~~W~~	209,921	~~W~~	526,688

Earnings per share
Basic earnings per share	23	~~W~~	570	~~W~~	1,764	~~W~~	856	~~W~~	2,149
Diluted earnings per share	23		570		1,764		856		2,149

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2019 and 2018

(in millions of Korean won)		Period Ended June 30
	Notes	2019 (Unaudited)				2018 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	139,717	~~W~~	432,352	~~W~~	209,921	~~W~~	526,688

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		(1,202)		(1,175)		(2,958)		(4,316)
Loss on valuation of financial instruments at fair value through other comprehensive income	6		(446)		(531)		(334)		(334)
Items that may be subsequently reclassified to profit or loss
Valuation gain on cash flow hedge	6		31,404		66,340		40,883		20,810
Other comprehensive income from cash flow hedges reclassified to profit or loss			(25,613)		(52,509)		(59,470)		(54,465)

Other comprehensive income for the period, net of tax			4,143		12,125		(21,879)		(38,305)

Total comprehensive income for the period		~~W~~	143,860	~~W~~	444,477	~~W~~	188,042	~~W~~	488,383

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2019 and 2018

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,344,506	~~W~~	(1,502)	~~W~~	(1,036,683)	~~W~~	11,311,078
Changes in accounting policy			—		—		967,586		—		—		967,586
Comprehensive income
Profit for the period			—		—		526,688		—		—		526,688
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(334)		—		(334)
Remeasurements of net defined benefit liability	14		—		—		(4,316)		—		—		(4,316)
Valuation loss on cash flow hedge	6		—		—		—		(33,655)		—		(33,655)

Total comprehensive income for the period			—		—		522,372		(33,989)		—		488,383

Transactions with equity holders
Dividends paid			—		—		(245,097)		—		—		(245,097)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—
Others			—		—		—		—		3,199		3,199

Subtotal			—		—		(247,143)		—		5,245		(241,898)

Balance as at June 30, 2018 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,587,321	~~W~~	(35,491)	~~W~~	(1,031,438)	~~W~~	12,525,149

Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728
Changes in accounting policy	28		—		—		(6,149)		—		—		(6,149)
Comprehensive income
Profit for the period			—		—		432,352		—		—		432,352
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(531)		—		(531)
Remeasurements of net defined benefit liability	14		—		—		(1,175)		—		—		(1,175)
Valuation gain on cash flow hedge	6		—		—		—		13,831		—		13,831

Total comprehensive income for the period			—		—		431,177		13,300		—		444,477

Transactions with equity holders
Dividends paid			—		—		(269,659)		—		—		(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—
Disposal of treasury stock			—		—		—		—		118		118
Others			—		—		—		—		2,817		2,817

Subtotal			—		—		(284,828)		—		18,104		(266,724)

Balance as at June 30, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,880,242	~~W~~	2,049	~~W~~	(1,003,716)	~~W~~	12,883,332

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2019 and 2018

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2019 (Unaudited)		2018 (Unaudited)
Cash flows from operating activities
Cash generated from operations	24	~~W~~	2,086,426	~~W~~	1,659,611
Interest paid			(112,457)		(120,856)
Interest received			117,027		100,199
Dividends received			126,711		164,305
Income tax refund (paid)			(164,593)		7,928

Net cash inflow from operating activities			2,053,114		1,811,187

Cash flows from investing activities
Collection of loans			31,018		28,850
Disposal of current financial assets at amortized cost			—		2,060
Disposal of non-current financial assets at amortized cost			3,780		2,520
Disposal of financial assets at fair value through profit or loss			2,300		1,801
Disposal of investments in subsidiaries, associates and joint ventures			7,088		1,201
Disposal of property and equipment			20,774		32,930
Disposal of intangible assets			1,735		5,989
Disposal of right-of-use assets			3,947		—
Loans granted			(22,032)		(29,192)
Acquisition of current financial assets at amortized cost			(22,034)		—
Acquisition of financial assets at fair value through profit or loss			(3,713)		(1,615)
Acquisition of financial assets at fair value through other comprehensive income			—		(16,239)
Acquisition of investments in subsidiaries, associates and joint ventures			(16,736)		(10,500)
Acquisition of property and equipment			(1,148,511)		(860,158)
Acquisition of intangible assets			(378,378)		(285,994)
Acquisition of right-of-use assets			(3,712)		—

Net cash outflow from investing activities			(1,524,474)		(1,128,347)

Cash flows from financing activities
Proceeds from borrowings			498,450		498,450
Settlement of derivative assets and liabilities, net			33,635		(4,451)
Dividends paid			(269,659)		(245,097)
Repayments of borrowings			(969,527)		(596,050)
Decrease in leases liabilities			(206,004)		(37,825)

Net cash outflow from financing activities	25		(913,105)		(384,973)

Effect of exchange rate change on cash and cash equivalents			(344)		(5)

Net increase (decrease) in cash and cash equivalents			(384,809)		297,862
Cash and cash equivalents
Beginning of the period			1,779,745		1,166,402

End of the period		~~W~~	1,394,936	~~W~~	1,464,264

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of reporting period, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the six-month period ended June 30, 2019, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2019.

(1) New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

9

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases replaces Korean IFRS 1017 Leases. Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Company has changed accounting policy. The Company has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Company has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 28.

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements.

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The enactment does not have a significant impact on the financial statements.

10

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendment does not have a significant impact on the financial statements.

•	Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

(2) New standards and interpretations not yet adopted by the Company

There are no certain new accounting standard and interpretation that have been published that are not mandatory for annual reporting period commencing January 1, 2019 and have not been early adopted by the Company.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2018, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) the one described below.

11

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

2.2.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

2.2.2	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2018, except for the estimates used to determine income tax expense, and accounting estimates and assumptions for implementation of Korean IFRS 1116.

12

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,394,936	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,394,936
Trade and other receivables[1]		2,858,856		—		1,395,648		—		4,254,504
Other financial assets		72,329		105,347		20,137		56,431		254,244

(in millions of Korean won)	June 30, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables[1]	~~W~~	5,859,658	~~W~~	—	~~W~~	—	~~W~~	5,859,658
Borrowings		5,929,431		—		—		5,929,431
Other financial liabilities		—		7,758		13,371		21,129

[1]	Lease receivables (lease liabilities) and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,779,745	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,779,745
Trade and other receivables		2,637,732		—		1,097,348		—		3,735,080
Other financial assets		54,074		101,278		20,857		29,843		206,052

(in millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,462,470	~~W~~	—	~~W~~	—	~~W~~	5,462,470
Borrowings		6,313,537		—		—		6,313,537
Other financial liabilities		—		7,758		54,075		61,833

13

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,513,832	~~W~~	(329,660)	~~W~~	(8,672)	~~W~~	3,175,500
Other receivables		325,377		(49,661)		(168)		275,548

Total	~~W~~	3,839,209	~~W~~	(379,321)	~~W~~	(8,840)	~~W~~	3,451,048

Non-current assets
Trade receivables	~~W~~	437,469	~~W~~	(2,107)	~~W~~	(20,595)	~~W~~	414,767
Other receivables		417,883		(141)		(26,061)		391,681

Total	~~W~~	855,352	~~W~~	(2,248)	~~W~~	(46,656)	~~W~~	806,448

	December 31, 2018
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,048,786	~~W~~	(319,044)	~~W~~	(9,562)	~~W~~	2,720,180
Other receivables		298,971		(50,254)		(133)		248,584

Total	~~W~~	3,347,757	~~W~~	(369,298)	~~W~~	(9,695)	~~W~~	2,968,764

Non-current assets
Trade receivables	~~W~~	380,398	~~W~~	(2,107)	~~W~~	(16,042)	~~W~~	362,249
Other receivables		427,438		(141)		(23,230)		404,067

Total	~~W~~	807,836	~~W~~	(2,248)	~~W~~	(39,272)	~~W~~	766,316

14

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of other receivables as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Loans	~~W~~	66,977	~~W~~	75,456
Receivables		304,352		275,081
Accrued income		2,079		1,144
Refundable deposits		340,605		351,234
Others		3,018		131
Less: Provision for impairment		(49,802)		(50,395)

	~~W~~	667,229	~~W~~	652,651

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2019.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Other financial assets
Financial assets at amortized cost[1]	~~W~~	72,329	~~W~~	54,074
Financial assets at fair value through profit or loss		105,347		101,278
Financial assets at fair value through other comprehensive income		20,137		20,857
Derivatives used for hedging		56,431		29,843
Less: Non-current		(181,920)		(130,651)

Current	~~W~~	72,324	~~W~~	75,401

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	~~W~~	7,758
Derivatives used for hedging		13,371		54,075
Less: Non-current		(21,129)		(61,833)

Current	~~W~~	—	~~W~~	—

[1]

As at June 30, 2019, the Company’s financial instruments amounting to ~~W~~22,329 million (December 31, 2018: ~~W~~4,075 million), which consist of checking account deposits, deposits for Win-win Growth Cooperative loans, time deposits and others, are subject to withdrawal restrictions.

15

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of financial assets at fair value through profit or loss as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	530	~~W~~	122
Equity instruments (Unlisted)		—		—
Debt securities		104,817		101,156
Less: non-current		(105,347)		(101,278)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2019.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,136 million is provided as collateral for payment guarantees provided by Korea Software Financial Cooperative.

Details of financial assets at fair value through other comprehensive income as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	2,375	~~W~~	3,095
Equity instruments (Unlisted)		17,762		17,762
Debt securities		—		—
Less: non-current		(20,137)		(20,857)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

16

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of valuation of derivatives used for hedging as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019				December 31, 2018
	Assets		Liabilities		Assets		Liabilities
Currency swap[1]	~~W~~	56,431	~~W~~	13,371	~~W~~	29,843	~~W~~	54,075
Less: non-current		(56,431)		(13,371)		(4,732)		(54,075)

Current	~~W~~	—	~~W~~	—	~~W~~	25,111	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019						2018
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	75,830	~~W~~	—	~~W~~	90,001	~~W~~	76,267	~~W~~	—	~~W~~	28,395

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~3,114 million for the current period (the six-month period ended June 30, 2018: valuation gain of ~~W~~3,039 million).

7.	Inventories

Inventories as at June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019						December 31, 2018
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	519,109	~~W~~	(114,310)	~~W~~	404,799	~~W~~	571,566	~~W~~	(106,293)	~~W~~	465,273

Cost of inventories recognized as expenses for the six-month period ended June 30, 2019, amounts to ~~W~~1,797,375 million (the six-month period ended June 30, 2018: ~~W~~1,551,787 million) and valuation loss on inventory amounts to ~~W~~8,017 million for the six-month period ended June 30, 2019 (the six-month period ended June 30, 2018: valuation loss of ~~W~~39,037 million).

17

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Other assets
Advance payments	~~W~~	55,430	~~W~~	46,579
Prepaid expenses[1]		1,717,808		1,625,219
Contract assets[1]		461,635		366,866
Less: Non-current		(505,537)		(466,228)

Current	~~W~~	1,729,336	~~W~~	1,572,436

Other liabilities
Advances received	~~W~~	90,091	~~W~~	62,861
Withholdings		24,039		20,122
Unearned revenue		36,754		23,835
Contract liabilities[1]		346,845		344,765
Less: Non-current		(55,638)		(61,181)

Current	~~W~~	442,091	~~W~~	390,402

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 18).

9.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning, net	~~W~~	10,864,398	~~W~~	11,375,047
Changes in accounting policy[1]		(209,703)		—
Acquisition and capital expenditure		1,415,359		692,772
Disposal and termination		(32,930)		(41,106)
Depreciation		(1,114,606)		(1,219,808)
Transfer from investment property		5,808		8,532
Transfer from intangible assets		249		—
Others		(14,088)		(37,602)

Ending, net	~~W~~	10,914,487	~~W~~	10,777,835

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets (Note 28).

18

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in investment properties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	600,624	~~W~~	633,851
Depreciation		(13,800)		(14,633)
Transfer		(5,808)		(8,532)

Ending	~~W~~	581,016	~~W~~	610,686

Details of investment properties provided as collateral as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	180,964	~~W~~	37,763	Deposits received	~~W~~	34,589

(in millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	186,252	~~W~~	39,177	Deposits received	~~W~~	34,965

Changes in intangible assets for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning, net	~~W~~	2,773,387	~~W~~	2,100,215
Changes in accounting policy[1]		(26,208)		—
Acquisition and capital expenditure		39,221		52,697
Disposal and termination		(3,250)		(6,247)
Amortization		(284,905)		(264,727)
Transfer to property and equipment		(249)		—

Ending, net	~~W~~	2,497,996	~~W~~	1,881,938

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets (Note 28).

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~65,057 million as at June 30, 2019 (December 31, 2018: ~~W~~65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~66,020 million as at June 30, 2019 (December 31, 2018: ~~W~~66,687 million).

19

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

10.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at June 30, 2019 and December 31, 2018, is as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Subsidiaries	~~W~~	3,268,634	~~W~~	3,256,846
Associates and joint ventures		283,079		290,837

Total	~~W~~	3,551,713	~~W~~	3,547,683

Investments in subsidiaries as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2019		December 31, 2018
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation[1]	Korea	7.6%		6,427		6,427
KTIS Corporation[1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		54,512		54,512
KT Powertel Co., Ltd.1	Korea	44.8%		37,419		37,419
Genie Music Corporation[1] (KT Music Corporation)	Korea	36.0%		37,417		37,417
KT Dutch B.V	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		26,045		26,045
KT Submarine Co., Ltd.[1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc.[2]	Korea	42.7%		23,051		23,051
KT Strategic Investment Fund No.1	Korea	90.9%		2,021		2,021
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Korea	100.0%		7,544		4,104
KT Strategic Investment Fund No.2	Korea	90.9%		12,973		12,973
KT Sports	Korea	66.0%		6,600		6,600
KT M mobile Co., Ltd.	Korea	100.0%		200,000		200,000
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		13,000		13,000
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)[3]	Korea	33.3%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,832		6,832
KT MOS Nambu Co., Ltd.	Korea	98.4%		5,462		5,462
Next connect PFV	Korea	100.0%		23,421		23,421
KT Strategic Investment Fund No.5	Korea	96.0%		6,000		—
Others				70,086		67,738

Total			~~W~~	3,268,634	~~W~~	3,256,846

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

20

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Inc., holds ownership of 66.7% the Company and subsidiary holds ownership of 100%.

Investments in associates and joint ventures as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2019		December 31, 2018
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-SB Venture Investment Fund[1]	Korea	—		—		6,437
KT-IBKC Future Investment Fund 1	Korea	43.3%		12,090		8,840
KT-CKP New Media Investment Fund	Korea	49.7%		301		301
K Bank Inc.[2]	Korea	10.0%		89,768		89,768
Others				65,284		69,855

Total			~~W~~	283,079	~~W~~	290,837

[1]

At the end of the reporting period, although the Company owns 50% ownership in this entity, this entity is included in investments in joint ventures as the Company cannot unilaterally make decisions on determining the operating and financial policies.

[2]

At the end of the reporting period, although the Company owns less than 20% ownership in this entity, this entity is included in investments in associates as the Company has significant influence on determining the operating and financial policies, and 8.8% of non-voting convertible stock are excluded.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	3,547,683	~~W~~	3,584,978
Acquisition		16,736		12,528
Disposal		(12,706)		(8,517)

Ending	~~W~~	3,551,713	~~W~~	3,588,989

21

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Marketable investments in subsidiaries, associates and joint ventures as at June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	252,229
KT Hitel Co., Ltd.	22,750,000		120,078		110,224
KT Submarine Co., Ltd.	8,085,000		24,370		33,553
Nasmedia, Inc.	3,742,406		23,051		146,140
Genie Music Corporation (KT Music Corporation)	20,904,514		37,417		86,336
KTCS Corporation	3,177,426		6,427		7,149
KTIS Corporation	10,196,190		30,633		24,726

Total		~~W~~	553,672	~~W~~	660,357

	December 31, 2018
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	274,942
KT Hitel Co., Ltd.	22,750,000		120,078		109,655
KT Submarine Co., Ltd.	8,085,000		24,370		25,872
Nasmedia, Inc.	3,742,406		23,051		106,284
Genie Music Corporation (KT Music Corporation)	20,904,514		37,417		100,551
KTCS Corporation	3,177,426		6,427		7,896
KTIS Corporation	10,196,190		30,633		24,930

Total		~~W~~	553,672	~~W~~	650,130

22

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

11.	Trade and Other Payables

Details of trade and other payables as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Current liabilities
Trade payables	~~W~~	689,935	~~W~~	782,582
Other payables		4,428,468		3,219,826

Total	~~W~~	5,118,403	~~W~~	4,002,408

Non-current liabilities
Other payables	~~W~~	1,476,092	~~W~~	1,460,062

Total	~~W~~	1,476,092	~~W~~	1,460,062

Details of other payables as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Non-trade payables	~~W~~	3,773,411	~~W~~	3,260,968
Accrued expenses		745,996		584,857
Operating deposits		489,099		500,899
Lease liabilities[1]		734,837		163,710
Others		161,217		169,454
Less: non-current		(1,476,092)		(1,460,062)

Current	~~W~~	4,428,468	~~W~~	3,219,826

[1]	With the application of Korean IFRS 1116, the lease liabilities were included in other liabilities (Note 28).

23

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

12.	Borrowings

Details of borrowings as at June 30, 2019 and December 31, 2018, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)				June 30, 2019			December 31, 2018
Type	Maturity	Annual interest rates		Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes[1]	Sep 7, 2034	6.500%		USD 100,000	~~W~~	115,680	USD 100,000	~~W~~	111,810
MTNP notes	Apr 22, 2019	—		—		—	USD 350,000		391,335
MTNP notes	Jul 18, 2026	2.500%		USD 400,000		462,720	USD 400,000		447,240
MTNP notes	Aug 7, 2022	2.625%		USD 400,000		462,720	USD 400,000		447,240
FR notes[2]	Aug 23, 2020	LIBOR +0.400	(3M) %	USD 200,000		231,360	USD 200,000		223,620
FR notes[2]	Aug 23, 2023	LIBOR +0.900	(3M) %	USD 100,000		115,680	USD 100,000		111,810
MTNP notes	Jul 6, 2020	0.310%		JPY 4,000,000		42,934	JPY 4,000,000		40,527
MTNP notes	Jul 6, 2021	0.380%		JPY 16,000,000		171,736	JPY 16,000,000		162,109
MTNP notes	Nov 13, 2020	0.300%		JPY 30,000,000		322,005	JPY 30,000,000		303,954
The 180-2nd Public bond	Apr 26, 2021	4.710%		—		380,000	—		380,000
The 181-3rd Public bond	Aug 26, 2021	4.090%		—		250,000	—		250,000
The 182-2nd Public bond	Oct 28, 2021	4.310%		—		100,000	—		100,000
The 183-2nd Public bond	Dec 22, 2021	4.090%		—		90,000	—		90,000
The 183-3rd Public bond	Dec 22, 2031	4.270%		—		160,000	—		160,000
The 184-2nd Public bond	Apr 10, 2023	2.950%		—		190,000	—		190,000
The 184-3rd Public bond	Apr 10, 2033	3.170%		—		100,000	—		100,000
The 185-2nd Public bond	Sep 16, 2020	3.650%		—		300,000	—		300,000
The 186-2nd Public bond	Jun 26, 2019	—		—		—	—		170,000
The 186-3rd Public bond	Jun 26, 2024	3.418%		—		110,000	—		110,000
The 186-4th Public bond	Jun 26, 2034	3.695%		—		100,000	—		100,000
The 187-2nd Public bond	Sep 2, 2019	2.965%		—		220,000	—		220,000
The 187-3rd Public bond	Sep 2, 2024	3.314%		—		170,000	—		170,000
The 187-4th Public bond	Sep 2, 2034	3.546%		—		100,000	—		100,000
The 188-1st Public bond	Jan 29, 2020	2.259%		—		160,000	—		160,000
The 188-2nd Public bond	Jan 29, 2025	2.454%		—		240,000	—		240,000
The 188-3rd Public bond	Jan 29, 2035	2.706%		—		50,000	—		50,000
The 189-1st Public bond	Jan 28, 2019	—		—		—	—		100,000
The 189-2nd Public bond	Jan 28, 2021	1.946%		—		130,000	—		130,000
The 189-3rd Public bond	Jan 28, 2026	2.203%		—		100,000	—		100,000
The 189-4rd Public bond	Jan 28, 2036	2.351%		—		70,000	—		70,000
The 190-1st Public bond	Jan 29, 2021	2.548%		—		110,000	—		110,000
The 190-2nd Public bond	Jan 30, 2023	2.749%		—		150,000	—		150,000
The 190-3rd Public bond	Jan 30, 2028	2.947%		—		170,000	—		170,000
The 190-4th Public bond	Jan 30, 2038	2.931%		—		70,000	—		70,000
The 191-1st Public bond	Jan 14, 2022	2.048%		—		220,000	—		—
The 191-2nd Public bond	Jan 15, 2024	2.088%		—		80,000	—		—
The 191-3rd Public bond	Jan 15, 2029	2.160%		—		110,000	—		—

24

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won and foreign currencies in thousands)			June 30, 2019		December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 191-4th Public bond	Jan 14, 2039	2.213%	—	90,000	—	—

Subtotal				5,944,835		6,029,645
Less: Current portion				(379,912)		(880,941)
Discount on bonds				(19,105)		(20,056)

Total				~~W~~ 5,545,818		~~W~~ 5,128,648

[1]

As at June 30, 2019, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 2.320% as at June 30, 2019.

Long-term borrowings

(in millions of Korean won) Financial institution
	Type	Maturity	Annual interest rates	June 30, 2019		December 31, 2018
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	July 10, 2026	1.500%	~~W~~	3,701	~~W~~	3,948
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	—		—		300,000

Total					3,701		303,948
Less: Current portion					(493)		(300,493)

Net				~~W~~	3,208	~~W~~	3,455

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at June 30, 2019, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Jul.1, 2019 ~ Jun. 30, 2020	~~W~~	380,000	~~W~~	—	~~W~~	380,000	~~W~~	493	~~W~~	380,493
Jul.1, 2020 ~ Jun. 30, 2021		920,000		596,299		1,516,299		493		1,516,792
Jul.1, 2021 ~ Jun. 30, 2022		660,000		171,736		831,736		493		832,229
Jul.1, 2022 ~ Jun. 30, 2023		340,000		462,720		802,720		493		803,213
Thereafter Jul.1 2023		1,720,000		694,080		2,414,080		1,729		2,415,809

Total	~~W~~	4,020,000	~~W~~	1,924,835	~~W~~	5,944,835	~~W~~	3,701	~~W~~	5,948,536

25

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685
Increase (transfer)		—		5,533		3,535		9,068
Usage		—		(1,560)		(8,197)		(9,757)
Reversal		—		(2,716)		(14,000)		(16,716)

Ending balance	~~W~~	14,513	~~W~~	111,452	~~W~~	72,315	~~W~~	198,280

Current	~~W~~	14,513	~~W~~	—	~~W~~	70,528	~~W~~	85,041
Non-current		—		111,452		1,787		113,239

(in millions of Korean won)	2018
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	14,236	~~W~~	91,388	~~W~~	55,776	~~W~~	161,400
Increase (transfer)		—		2,072		10,642		12,714
Usage		—		(688)		(7,526)		(8,214)
Reversal		—		(722)		(158)		(880)

Ending balance	~~W~~	14,236	~~W~~	92,050	~~W~~	58,734	~~W~~	165,020

Current	~~W~~	14,236	~~W~~	—	~~W~~	56,271	~~W~~	70,507
Non-current		—		92,050		2,463		94,513

26

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2019 and December 31, 2018, are determined as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	1,702,551	~~W~~	1,620,349
Fair value of plan assets		(1,194,698)		(1,191,186)

Liabilities, net	~~W~~	507,853	~~W~~	429,163

Changes in the defined benefit obligations for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,620,349	~~W~~	1,436,666
Current service cost		70,328		65,177
Interest expense		18,366		19,842
Benefit paid		(6,492)		(6,634)

Ending	~~W~~	1,702,551	~~W~~	1,515,051

Changes in the fair value of plan assets for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,191,186	~~W~~	1,134,347
Interest income		13,501		15,666
Remeasurements on plan assets		(1,593)		(5,889)
Benefits paid		(8,396)		(9,302)

Ending	~~W~~	1,194,698	~~W~~	1,134,822

Amounts recognized in the separate statement of profit or loss for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Current service cost	~~W~~	70,328	~~W~~	65,177
Net interest cost		4,865		4,176
Transfer in (out)		(7,781)		(5,329)

Total expenses	~~W~~	67,412	~~W~~	64,024

27

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

15.	Commitments and Contingencies

As at June 30, 2019, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,630,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,701
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	332,000	16,181
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,482
Derivatives transaction limit	Korea Development Bank	KRW	100,000	22,996

Total		KRW	2,149,700	44,360

As at June 30, 2019, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive credit line	KEB Hana Bank	KRW	3,000
		USD	10,000
Bid guarantee	Korea Software Financial Cooperative	KRW	38,558
Performance guarantee / Warranty Guarantee		KRW	336,834
Guarantee for advances received/others		KRW	157,932
Guarantee for payment in foreign currency	Kookmin Bank and others	USD	45,401
	KEB Hana Bank	PLN[1]	23,000
Performance guarantee / Warranty Guarantee	Shinhan Bank	KRW	7,828
Performance guarantee / Warranty Guarantee	Seoul Guarantee Insurance	KRW	21,410
Guarantees for licensing		KRW	2,397
Guarantee for deposits		KRW	1,039

Total		KRW	568,998
		USD	55,401
		PLN[1]	23,000

[1]	Polish Currency, Polish Zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2019, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~2,649 million.

For the six-month period ended June 30, 2019, the Company made agreements with the Securitization Specialty Companies (2019: First 5G Forty third to Forty fifth Securitization Specialty Co., Ltd., 2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of securitization specialty company.

28

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

As at June 30, 2019, the Company is a defendant in 154 lawsuits with the total claimed amount of ~~W~~111,428 million. As at June 30, 2019, litigation provisions of ~~W~~14,513 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Company and its subsidiary, KT Sat Co., Ltd. In July 2017, the ICC issued a partial ruling that ABS has the ownership of K3, and in March 2018, the final ruling was issued that KT Sat co., Ltd. should pay compensation for damages to ABS. However, in October 2017, the Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit seeking the cancellation of the partial ruling in the Federal Court of New York, and filed the other lawsuit in May 2018 seeking the cancellation of the final ruling. The Federal Court of New York dismissed the first case in April and the second case in July 2018. The Company and its subsidiary, KT Sat Co., Ltd. filed an appeal to the US Court of Appeals for the Second Circuit in August 2018. The outcome of the appeal cannot be reasonably estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Company is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to August 9, 2019, the Company collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~6,000 million.

At the end of the reporting period, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

The Company is jointly and severally obligated with Bohoon Construction Co., Ltd. to pay the defect repair guarantee of Bohoon Construction Co., Ltd. in connection with the construction of the Poseung National Industrial Complex in Pyeongtaek, Gyeonggi Province. As at June 30, 2019, the Company and Bohoon Construction Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~140 million.

At the end of the reporting period, contract amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~843,026 million (December 31, 2018: ~~W~~1,115,622 million).

29

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

16.	Retained Earnings

Details of retained earnings as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Legal reserve[1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves[2]		4,651,362		4,651,362
Unappropriated retained earnings		5,446,631		5,306,431

Total	~~W~~	10,880,242	~~W~~	10,740,042

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

[2]

The provision of research and development of human resources is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

17.	Other Components of Equity

The Company’s other components of equity as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Treasury stock	~~W~~	(830,658)	~~W~~	(830,874)
Loss on disposal of treasury stock		(99)		(15,169)
Share-based payments		8,773		5,956
Others		(181,732)		(181,733)

Total	~~W~~	(1,003,716)	~~W~~	(1,021,820)

As at June 30, 2019 and December 31, 2018, the details of treasury stock are as follows:

	June 30, 2019		December 31, 2018
Number of shares (in shares)		15,962,880		15,967,040
Amounts (in millions of Korean won)	~~W~~	830,658	~~W~~	830,874

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

30

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

18.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	4,512,019	~~W~~	8,798,887	~~W~~	4,234,144	~~W~~	8,481,331
Revenue from other sources		46,509		93,926		48,886		98,858

Total revenue	~~W~~	4,558,528	~~W~~	8,892,813	~~W~~	4,283,030	~~W~~	8,580,189

Operating revenues for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Services provided	~~W~~	3,754,845	~~W~~	7,401,451	~~W~~	3,674,368	~~W~~	7,252,096
Sales of goods		803,683		1,491,362		608,662		1,328,093

Total	~~W~~	4,558,528	~~W~~	8,892,813	~~W~~	4,283,030	~~W~~	8,580,189

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Contract assets	~~W~~	461,635	~~W~~	366,866
Contract liabilities		346,845		344,765
Deferred revenue[1]		82,025		85,138

[1]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2019		December 31, 2018
Contract costs recognized as assets	~~W~~	1,609,543	~~W~~	1,487,855

The Company recognized ~~W~~798,341 million (The six-month period ended June 30, 2018: ~~W~~677,263 million) of operating expenses in the current reporting period which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

31

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

For the three-month and six-month periods ended June 30, 2019 and 2018, the recognized revenue arising from carried-forward contract liabilities from prior year are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	69,916	~~W~~	148,416	~~W~~	45,645	~~W~~	99,026
Deferred revenue of joining/installment fee		10,803		22,823		9,914		19,274

Total	~~W~~	80,719	~~W~~	171,239	~~W~~	55,559	~~W~~	118,300

19.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	573,650	~~W~~	1,117,243	~~W~~	599,019	~~W~~	1,125,957
Depreciation		551,339		1,108,919		602,175		1,212,957
Depreciation of right-of-use asset		114,116		226,414		—		—
Amortization of intangible assets		141,124		282,939		129,587		260,473
Commissions		405,419		761,044		389,339		744,156
Interconnection charges		132,205		271,969		155,411		311,851
International interconnection fee		55,696		111,234		57,835		113,649
Purchase of inventories		955,048		1,744,917		640,049		1,718,959
Changes of inventories		41,565		60,475		90,322		(128,135)
Sales commission		612,359		1,193,348		464,798		923,174
Service cost		167,346		324,468		172,589		335,596
Purchase of contents		140,361		279,751		120,791		255,010
Utilities		72,257		143,661		71,366		143,410
Taxes and dues		45,786		103,928		55,850		114,209
Rent		30,467		57,007		110,264		213,742
Insurance premium		17,275		31,323		13,605		30,733
Installation fee		112,839		227,656		104,521		213,067
Advertising expenses		44,332		73,478		40,527		84,669
Research and development expenses		40,134		80,525		40,239		85,184
Others		114,074		204,932		117,086		208,914

Total	~~W~~	4,367,392	~~W~~	8,405,231	~~W~~	3,975,373	~~W~~	7,967,575

32

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of employee benefits for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	528,116	~~W~~	1,023,798	~~W~~	539,342	~~W~~	1,013,102
Post-employment benefits (defined benefit)		33,345		67,412		31,978		64,024
Post-employment benefits (defined contribution)		9,221		19,024		10,234		21,137
Share-based payment		1,489		2,978		1,621		3,242
Others		1,479		4,031		15,844		24,452

Total	~~W~~	573,650	~~W~~	1,117,243	~~W~~	599,019	~~W~~	1,125,957

20.	Other Income and Other Expenses

Other income for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	2,590	~~W~~	10,177	~~W~~	4,374	~~W~~	26,088
Gain on disposal of right-of-use asset		1,379		2,651		—		—
Gain on disposal of intangible assets		840		840		1,735		2,781
Compensation on property and equipment		42,897		62,668		36,629		56,423
Dividends received		4,280		126,206		769		164,297
Gain on government subsidies		3,509		6,976		2,681		6,680
Others		4,584		15,958		3,979		8,507

Total	~~W~~	60,079	~~W~~	225,476	~~W~~	50,167	~~W~~	264,776

33

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Other expenses for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	11,600	~~W~~	22,303	~~W~~	22,009	~~W~~	34,327
Loss on disposal of right-of-use asset		818		1,520		—		—
Loss on disposal of intangible assets		692		2,355		2,909		3,039
Loss on disposal of investments in associates		1,392		5,619		—		7
Donation		22,055		43,801		12,048		22,405
Others		17,989		35,784		26,067		62,775

Total	~~W~~	54,546	~~W~~	111,382	~~W~~	63,033	~~W~~	122,553

21.	Finance Income and Costs

Details of finance income for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Interest income	~~W~~	63,047	~~W~~	127,469	~~W~~	58,476	~~W~~	108,755
Gain on foreign currency transactions		6,116		7,434		1,217		2,959
Gain on foreign currency translation		2,162		5,410		(1,201)		6,677
Gain on settlement of derivatives		6,332		6,332		—		10,030
Gain on valuation of derivatives		39,418		75,830		76,267		76,267
Others		2,276		3,161		1,028		1,250

Total	~~W~~	119,351	~~W~~	225,636	~~W~~	135,787	~~W~~	205,938

Details of finance costs for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	73,084	~~W~~	143,420	~~W~~	66,007	~~W~~	137,750
Loss on foreign currency transactions		10,974		12,112		1,808		13,436
Loss on foreign currency translation		41,006		81,712		80,284		83,041
Loss on valuation of derivatives		—		—		(7,551)		—
Loss on disposal of trade receivables		1,580		3,510		3,644		7,944
Others		—		—		—		5

Total	~~W~~	126,644	~~W~~	240,754	~~W~~	144,192	~~W~~	242,176

34

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

22.	Income Tax Expense

Income tax expense is recognized based on the best estimate of weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2019 is 26.29%.

23.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the three-month and six-month periods ended June 30, 2019 and 2018, are calculated as follows:

	2019				2018
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	139,717	~~W~~	432,352	~~W~~	209,921	~~W~~	526,688
Weighted average number of ordinary shares outstanding (in number of shares)		245,144,997		245,144,883		245,098,739		245,097,901
Basic earnings per share (in Korean won)	~~W~~	570	~~W~~	1,764	~~W~~	856	~~W~~	2,149

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

35

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Diluted earnings per share from operations for the three-month and six-month periods ended June 30, 2019 and 2018, are calculated as follows:

	2019				2018
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	139,717	~~W~~	432,352	~~W~~	209,921	~~W~~	526,688
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	139,717	~~W~~	432,352	~~W~~	209,921	~~W~~	526,688
Number of dilutive potential ordinary shares outstanding (in number of shares)		3,931		4,045		1,508		2,346
Weighted average number of ordinary shares outstanding (in number of shares)		245,148,928		245,148,928		245,100,247		245,100,247
Diluted earnings per share (in Korean won)	~~W~~	570	~~W~~	1,764	~~W~~	856	~~W~~	2,149

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

24.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
1. Profit for the period	~~W~~	432,352	~~W~~	526,688
2. Adjustments for:
Income tax expense		154,206		191,911
Interest income		(127,469)		(108,755)
Interest expense		143,420		137,750
Dividends income		(126,711)		(164,305)
Depreciation		1,128,406		1,234,441
Amortization of intangible assets		284,905		264,727
Depreciation of right-of-use asset		226,414		—
Provisions for severance benefits (defined benefits)		75,193		69,353

36

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2019		2018
Allowance for bad debts		41,793		31,991
Loss on disposal of investments in subsidiaries, associates and joint ventures		5,618		7,316
Loss on disposal of property and equipment		12,126		8,239
Loss on disposal of intangible assets		1,515		258
Gain on disposal of right-of-use asset		(1,131)		—
Loss on foreign currency translation		76,302		76,364
Gain on valuation of derivatives, net		(82,162)		(86,297)
Loss (gain) on valuation of financial assets at fair value through profit or loss		(408)		6
Gain on disposal of financial assets at fair value through profit or loss		(2,249)		(1,241)
Others		(21,134)		28,819
3. Changes in operating assets and liabilities
Increase in trade receivables		(529,307)		(98,116)
Decrease in finance lease receivables		385		—
Decrease (increase) in other receivables		(35,263)		23,152
Increase in other current assets		(222,157)		(98,239)
Increase in other non-current assets		(55,733)		(2,825)
Decrease (increase) in inventories		49,005		(167,563)
Decrease in trade payables		(95,776)		(170,812)
Increase (decrease) in other payables		730,790		(93,720)
Increase in other current liabilities		51,529		58,866
Decrease in other non-current liabilities		(5,543)		(3,748)
Increase (decrease) in provisions		(17,902)		2,271
Decrease in deferred revenue		(4,453)		(134)
Post-employment benefits paid (defined benefits)		(25,417)		(55,704)
Decrease in plan assets		25,282		48,918

4. Cash generated from operations(1+2+3)	~~W~~	2,086,426	~~W~~	1,659,611

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Reclassification of the current portion of borrowings	~~W~~	160,126	~~W~~	943,977
Reclassification of construction-in-progress to property and equipment		871,438		731,260
Reclassification of other payable from property and equipment		228,886		(234,466)
Reclassification of right-of-use asset from property and equipment		(209,703)		—
Reclassification of other payable from intangible assets		(339,208)		(235,438)
Reclassification of other payable from defined benefit liability		(18,925)		(49,070)
Reclassification of other payable from plan assets		(16,886)		(39,616)

37

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

25.	Cash Generated From Financing Activities

Changes in liabilities arising from financial activities for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Others
Borrowing	~~W~~	6,313,537	~~W~~	(471,077)	~~W~~	—	~~W~~	76,058	~~W~~	—	~~W~~	10,913	~~W~~	5,929,431
Financial lease liabilities		163,710		(206,004)		779,591		—		—		(2,460)		734,837
Derivative liabilities		61,833		—		—		(19,350)		(7,977)		(13,376)		21,130
Derivative assets		(29,843)		33,635		—		(54,079)		(11,709)		5,565		(56,431)

Total	~~W~~	6,509,237	~~W~~	(643,446)	~~W~~	779,591	~~W~~	2,629	~~W~~	(19,686)	~~W~~	642	~~W~~	6,628,967

(in millions of Korean won)	2018
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Others
Borrowing	~~W~~	6,212,934	~~W~~	(97,600)	~~W~~	—	~~W~~	77,413	~~W~~	—	~~W~~	11,033	~~W~~	6,203,780
Financial lease liabilities		176,717		(37,825)		24,568		—		—		(125)		163,335
Derivative liabilities		86,251		(14,587)		—		(41,246)		44,437		(17,985)		56,870
Derivative assets		(7,389)		10,136		—		(32,695)		(1,930)		9,041		(22,837)

Total	~~W~~	6,468,513	~~W~~	(139,876)	~~W~~	24,568	~~W~~	3,472	~~W~~	42,507	~~W~~	1,964	~~W~~	6,401,148

38

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

26.	Related Party Transactions

The list of related party of the Company as at June 30, 2019, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd., KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.), KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card Shanghai Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, AOS Ltd., KT M mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd. (N search Marketing Co., Ltd.), KT Hong Kong Limited, Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT huimangjieum, KT Strategic Investment Fund No.5

Associates	KIF Investment Fund, K-REALTY CR REIT 1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines

Others [1]	KT ENGCORE Co., Ltd., K-REALTY CR-REIT 10, KHS Corporation

[1]

Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

The amount of the installment handset sales receivable succeeded by KTIS Corporation, KTCS

39

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Corporation and KT M&S Co., Ltd. is ~~W~~320,280 million.

The Company has entered into an additional agreements in relation to providing communication service in wholesale with KT M mobile Co., Ltd.. In connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operating.

Outstanding balances of receivables and payables in relation to transaction with related parties as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,350	~~W~~	—	~~W~~	10	~~W~~	—	~~W~~	10,620
KT Telecop Co., Ltd.		1,183		—		95		—		5,131
KTCS Corporation		1,642		—		(33)		1,484		55,614
KTIS Corporation		2,372		—		4,185		—		38,355
KT Service Bukbu Co., Ltd.		21		—		7		—		18,130
KT Service Nambu Co., Ltd.		—		—		—		7		20,369
KT Skylife Co., Ltd.		4,732		—		2,421		—		16,780
KTDS Co., Ltd.		462		—		4,472		—		74,417
KT Estate Inc.		335		—		40,666		—		36,335
Skylife TV Co., Ltd [3]		306		3,687		22		—		2,245
BC Card Co., Ltd.[1]		734		—		103		—		1,139
KT Sat Co., Ltd.		636		—		—		—		2,216
KT Hitel Co., Ltd.		2,761		—		168		20,596		8,392
KT Commerce Inc.		169		—		—		4,391		27,840
KT M Hows Co., Ltd.		116		—		33		—		4,278
KT M&S Co., Ltd.		406		—		94		—		81,467
GENIE Music Corporation (KT Music Corporation)		127		—		—		—		2,507
KT M mobile Co., Ltd.		11,510		—		73		—		8,157
Nasmedia, Inc.		7,978		—		—		—		1,294
KT MOS Bukbu Co., Ltd.		12		—		—		6,398		185
KT MOS Nambu Co., Ltd.		3		—		2,255		—		6,617
Others		9,146		800		13,052		443		9,469
Associates and joint ventures
K-REALTY CR REIT 1		—		—		23,100		—		—
K Bank Inc.		209		—		—		—		—
Others		58		—		4		—		—

40

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	June 30, 2019
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables
Others
KT ENGCORE Co., Ltd.		34		—		8,174		—		74,036
KHS Corporation		—		—		—		—		388

Total	~~W~~	46,302	~~W~~	4,487	~~W~~	98,901	~~W~~	33,319	~~W~~	505,981

(in millions of Korean won)	December 31, 2018
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	930	~~W~~	—	~~W~~	10	~~W~~	—	~~W~~	16,229
KT Telecop Co., Ltd.		1,010		—		792		1,960		3,171
KTCS Corporation		1,070		—		—		—		50,147
KTIS Corporation		—		—		3,559		3,719		33,389
KT Skylife Co., Ltd.		585		—		3,862		—		11,365
KT Service Bukbu Co., Ltd.		4		—		5		—		18,226
KT Service Nambu Co., Ltd.		—		—		12		—		20,894
KTDS Co., Ltd.		249		—		1,248		—		92,011
KT Estate Inc.		2,753		—		45,806		—		35,142
Skylife TV Co., Ltd. [3]		452		2,357		2,365		—		1,977
BC Card Co., Ltd.[1]		508		—		7		—		1,243
KT Sat Co., Ltd.		435		—		—		—		1,756
KT M mobile Co., Ltd.		7,575		—		161		—		1,274
KT Hitel Co., Ltd.		1,414		—		308		14,947		8,772
KT Commerce Inc.		49		—		168		7,274		77,653
KT M Hows Co., Ltd.		158		—		799		—		1,017
KT M&S Co., Ltd.		20,750		—		—		—		62,294
GENIE Music Corporation (KT Music Corporation)		1,206		—		—		—		12,785
Nasmedia, Inc.		3,773		—		4		—		808
KT MOS Bukbu Co., Ltd. [2]		5		—		—		—		6,100
KT MOS Nambu Co., Ltd. [2]		3		—		—		—		5,092
Others		7,335		800		15,966		409		12,140
Associates and joint ventures
K-REALTY CR REIT 1		—		—		30,910		—		—
K Bank Inc.		159		—		—		—		—
Others		403		—		3		—		—

41

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables
Others
KT ENGCORE Co., Ltd.		—		—		7,729		305		108,956

Total	~~W~~	50,826	~~W~~	3,157	~~W~~	113,714	~~W~~	28,614	~~W~~	582,441

[1]	As at June 30, 2019, ~~W~~1,128 million of the unsettled amount (December 31, 2018: ~~W~~1,171 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	It is the amount after excluded from consolidation during the prior year.
[3]	As at June 30, 2019, the convertible bonds issued by Skylife TV Co., Ltd. amounting to ~~W~~3,000 million is classified as financial assets at fair value through profit or loss.

Significant transactions with related parties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	5,954	~~W~~	2	~~W~~	28,448	~~W~~	131
KT Telecop Co., Ltd.		9,155		5		8,653		2,370
KTCS Corporation		34,307		1		166,212		2,322
KTIS Corporation		25,580		—		147,763		165
KT Service Bukbu Co., Ltd.		7,757		—		102,792		—
KT Service Nambu Co., Ltd.		7,389		1		122,568		61
KT Skylife Co., Ltd.		17,917		1		28,034		63
KTDS Co., Ltd.		7,982		3		127,987		27,715
KT Estate Inc.		5,591		59		72,465		14,086
Skylife TV Co., Ltd.		2,184		69		4,044		—
BC Card Co., Ltd.		4,712		31		14,511		—
KT Sat Co., Ltd.		2,126		1		8,458		—
KT Hitel Co., Ltd.		9,534		—		29,640		3,363
KT Commerce Inc.		457		—		48,195		45,717
KT M Hows Co., Ltd.		861		—		795		—
KT M&S Co., Ltd.		216,649		—		106,749		1,666
GENIE Music Corporation (KT Music Corporation)		1,156		—		25,165		—
KT M mobile Co., Ltd.		34,777		—		3,372		—
Nasmedia, Inc.		233		—		1,604		—
KT MOS Nambu Co., Ltd.		898		—		29,197		292
KT MOS Bukbu Co., Ltd.		1,129		—		27,992		1,542
Others		12,299		131		24,109		924

42

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2019
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures
K Bank Inc.		1,292		—		1		—
Others		328		55		2,189		—
Others
KT ENGCORE Co., Ltd.		219		10		39,617		73,610
KHS Corporation		—		—		7,055		—

Total	~~W~~	410,486	~~W~~	369	~~W~~	1,177,615	~~W~~	174,027

[1]	The amount includes acquisition of property and equipment, and others.

(in millions of Korean won)	2018
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	5,591	~~W~~	22	~~W~~	29,888	~~W~~	740
KT Telecop Co., Ltd.		7,024		10		7,777		4,210
KTCS Corporation		36,137		1		159,409		34,143
KTIS Corporation		23,615		60		143,545		29,182
KT Service Bukbu Co., Ltd.		7,219		—		90,478		—
KT Service Nambu Co., Ltd.		7,293		—		105,959		—
KT Skylife Co., Ltd.		12,744		20		27,321		—
KTDS Co., Ltd.		6,562		—		140,125		17,640
KT Estate Inc.		9,219		—		81,736		1,987
Skylife TV Co., Ltd.		2,731		64		4,859		—
BC Card Co., Ltd.		4,056		2		12,509		1,273
KT Sat Co., Ltd.		2,675		—		8,431		—
KT Hitel Co., Ltd.		7,384		1		22,730		2,576
KT Commerce Inc.		547		—		76,984		60,698
KT M Hows Co., Ltd.		556		—		789		—
KT M&S Co., Ltd.		222,731		32		108,495		262,659
GENIE Music Corporation (KT Music Corporation)		1,106		—		19,884		—
KT M mobile Co., Ltd.		29,375		—		4,583		69,939
Others		14,138		23		30,538		759

43

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2018
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures
K-REALTY CR REIT 1		—		—		16,851		—
MOS GS Co., Ltd.		316		—		8,162		486
MOS Daegu Co., Ltd.		125		—		5,801		300
MOS Chungcheong Co., Ltd.		168		—		6,715		—
MOS Gangnam Co., Ltd.		144		—		7,772		340
MOS GB Co., Ltd.		461		—		10,513		418
MOS BS Co., Ltd.		111		—		7,444		343
MOS Honam Co., Ltd.		211		—		7,064		181
K Bank Inc.		1,255		—		—		—
NgeneBio Co., Ltd.		3		—		—		—
Others		697		29		1,784		1
Others
KT ENGCORE Co., Ltd.		289		4		58,396		50,428

Total	~~W~~	404,483	~~W~~	268	~~W~~	1,206,542	~~W~~	538,303

[1]	The amount includes acquisition of property and equipment, and others.

Key management compensation for the six-month periods ended June 30, 2019 and 2018, consists of:

(in millions of Korean won)	2019		2018
Salaries and other short-term benefits	~~W~~	1,016	~~W~~	905
Post-employment benefits		173		554
Stock-based compensation		439		665

Total	~~W~~	1,628	~~W~~	2,124

44

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fund transactions with related parties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Collections
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	286
KT Submarine Co., Ltd		—		—		—		243
KTIS Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		4,440
KT Estate Inc.		—		—		—		48,671
BC Card Co., Ltd		—		—		—		43,140
KT Sat Co., Ltd.		—		—		—		4,400
Nasmedia, Inc.		—		—		—		1,983
KT M Hows Co., Ltd		—		—		—		836
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		—		—		3,440		—
KT Strategic Investment Fund No.5		—		—		6,000		—
KT huimangjieum		—		—		1,500		—
KBTO Sp.z o.o.		—		—		1,897		—
KT Music Contents Fund 1		—		—		(1,050)		—
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund		—		—		(360)		—
KT-IBK Future Investment Fund 1		—		—		3,250		—
Virtua Realm Sendirian Berhad		—		—		550		—
K-REALTY CR REIT 1		—		—		—		8,744
KT Philippines		—		—		99		—
KIF Investment Fund		—		—		—		4,279

Total	~~W~~	—	~~W~~	—	~~W~~	15,326	~~W~~	126,206

45

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2018
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Collections
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	60	~~W~~	—	~~W~~	254
Autopion Co., Ltd.		310		661		—		—
KT Submarine Co., Ltd.		—		—		—		404
KTIS Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		6,408
KT Estate Inc.		—		—		—		56,310
BC Card Co., Ltd.		—		—		—		66,698
KT Sat Co., Ltd.		—		—		—		14,800
Nasmedia, Inc.		—		—		—		2,582
KBTO sp.zo.o.		—		—		2,028		—
KT New Business Fund No.1.		—		—		(796)		—
KT Strategic Investment Fund No.4		—		—		9,500		—
Associates and joint ventures
KT-CKP New Media Investment Fund		—		—		(405)		—
PHI Healthcare Inc. (HooH Healthcare Inc.)		—		—		1,000		—
K-REALTY CR REIT 1		—		—		—		6,822
KIF Investment Fund		—		—		—		769
MOS GS Co., Ltd.		—		—		—		8
MOS Daegu Co., Ltd.		—		—		—		8
MOS Chungcheong Co., Ltd.		—		—		—		8
MOS Gangnam Co., Ltd.		—		—		—		10
MOS GB Co., Ltd.		—		—		—		12
MOS BS Co., Ltd.		—		—		—		10
MOS Honam Co., Ltd.		—		—		—		10

Total	~~W~~	310	~~W~~	721	~~W~~	11,327	~~W~~	164,297

As at the reporting date, there are no collateral and payment guarantees provided by the related parties.

As at June 30, 2019, the right-of-use assets amounting to ~~W~~168,627 million (January 1, 2019: ~~W~~197,476 million) and financial lease liabilities amounting to ~~W~~164,722 million (January 1, 2019: ~~W~~190,889 million) were recognized due to lease contracts with related parties, and the related total cash outflow for the six-month period ended June 30, 2019 was ~~W~~28,068 million.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~4,854 million (December 31, 2018:
~~W~~4,843 million) with BC Card Co., Ltd.

46

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

27. Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019				December 31, 2018
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,394,936		[1]	~~W~~	1,779,745		[1]
Trade and other receivables
Financial assets measured at amortized cost		2,861,848		[1]		2,637,732		[1]
Financial assets at fair value through other comprehensive income		1,395,648	~~W~~	1,395,648		1,097,348	~~W~~	1,097,348
Other financial assets
Financial assets measured at amortized cost		72,329		[1]		54,074		[1]
Financial assets at fair value through profit or loss		105,347	~~W~~	105,347		101,278	~~W~~	101,278
Financial assets at fair value through other comprehensive income		20,137		20,137		20,857		20,857
Derivative financial assets for hedging		56,431		56,431		29,843		29,843

Total	~~W~~	5,906,676			~~W~~	5,720,877

Financial liabilities
Trade and other payables	~~W~~	6,594,495		[1]	~~W~~	5,462,470		[1]
Borrowings		5,929,431		[1]		6,313,537		[1]
Other financial liabilities
Financial liabilities at fair value through profit or loss		7,758	~~W~~	7,758		7,758	~~W~~	7,758
Derivative financial liabilities for hedging		13,371		13,371		54,075		54,075

Total	~~W~~	12,545,055			~~W~~	11,837,840

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.

47

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(2) Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date (Level 1).

•	All inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability (Level 2).

•	Unobservable inputs for the asset or liability (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,395,648	~~W~~	—	~~W~~	1,395,648
Other financial assets
Financial assets at fair value through profit or loss		530		—		104,817		105,347
Financial assets at fair value through other comprehensive income		2,375		—		17,762		20,137
Derivative financial assets for hedging		—		39,977		16,454		56,431

Total	~~W~~	2,905	~~W~~	1,435,625	~~W~~	139,033	~~W~~	1,577,563

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		13,371		—		13,371

Total	~~W~~	—	~~W~~	13,371	~~W~~	7,758	~~W~~	21,129

48

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,097,348	~~W~~	—	~~W~~	1,097,348
Other financial assets
Financial assets at fair value through profit or loss		122		—		101,156		101,278
Financial assets at fair value through other comprehensive income		3,095		—		17,762		20,857
Derivative financial assets for hedging		—		29,843		—		29,843

Total	~~W~~	3,217	~~W~~	1,127,191	~~W~~	118,918	~~W~~	1,249,326

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		43,892		10,183		54,075

Total	~~W~~	—	~~W~~	43,892	~~W~~	17,941	~~W~~	61,833

(3) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

49

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2019
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	101,156	~~W~~	17,762	~~W~~	(10,183)	~~W~~	7,758
Amount recognized in profit or loss		—		—		14,767		—
Amount recognized in other comprehensive income		—		—		11,870		—
Acquisition amount		3,712		—		—		—
Disposal amount		(51)		—		—		—

Ending balance	~~W~~	104,817	~~W~~	17,762	~~W~~	16,454	~~W~~	7,758

(in millions of Korean won)	2018
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss		Derivative financial liabilities for hedging [1]
Beginning balance	~~W~~	49,541	~~W~~	15,290	~~W~~	5,051	~~W~~	17,725
Amount recognized in profit or loss [1]		—		—		—		(19,407)
Amount recognized in other comprehensive income		—		—		—		14,558
Acquisition amount		1,615		11,999		—		—
Disposal amount		(561)		—		—		—

Ending balance	~~W~~	50,595	~~W~~	27,289	~~W~~	5,051	~~W~~	12,876

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.

50

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(4) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,395,648	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		104,817	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		17,762	3	DCF Model
		39,977	2	DCF Model
Derivative financial assets for hedging		16,454	3	Hull-White model, DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		13,371	2	DCF Model

51

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		101,156	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		17,762	3	DCF Model
Derivative financial assets for hedging		29,843	2	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		43,892	2	DCF Model
		10,183	3	Hull-White model, DCF Model

(5) Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(6) Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the period.

52

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

In relation to this, details and changes of the total deferred difference for the six-month periods ended June 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
	Other derivative liabilities		Other derivative liabilities
I. Beginning balance	~~W~~	5,107	~~W~~	6,532
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(713)		(713)

IV. Ending balance (I+II+III)	~~W~~	4,394	~~W~~	5,819

28.	Changes in Accounting Policies

As explained in Note 2.1 (1), the Company has adopted Korean IFRS 1116, retrospectively, from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are, therefore, recognized in the statement of financial position on January 1, 2019.

(1)	Adjustments recognized on adoption of Korean IFRS 1116 Lease

On adoption of Korean IFRS 1116, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of Korean IFRS 1017. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.22%.

For leases previously classified as ‘finance leases’, the Company recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date.

(in millions of Korean won)	2019
Operating lease commitments as at December 31, 2018 [1]	~~W~~	587,931
Discounted using the lessee’s incremental borrowing rate of at the date of initial application		559,512
Add: finance lease liabilities recognized as at December 31, 2018		163,710
Add: adjustments as a result of a different treatment of extension and termination options		60,678

Lease liability recognized as at January 1, 2019	~~W~~	783,900

Of which are:
Current lease liabilities	~~W~~	313,471
Non-current lease liabilities		470,429

	~~W~~783,900

[1]	It excluded short-term leases and leases for which the underlying asset is of low value.

53

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2018.

(i)	Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	June 30, 2019		January 1, 2019
Right-of-use assets
Property and building	~~W~~	561,326	~~W~~	610,986
Machinery and track facilities		207,335		234,507
Others		99,607		83,119

	~~W~~	868,268	~~W~~	928,612

(in millions of Korean won)	June 30, 2019		January 1, 2019
Lease liabilities [1]
Current	~~W~~	302,919	~~W~~	313,471
Non-current		431,918		470,429

	~~W~~	734,837	~~W~~	783,900

[1]	It included in the line item ‘trade and other payables’ in the statement of financial position.

Additions to the right-of-use assets for six-month period ended June 30, 2019 were ~~W~~163,113 million.

(ii)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Six-Month Periods Ended June 30,
(in millions of Korean won)	2019		2018
Depreciation of right-of-use assets
Property and building	~~W~~	161,322	~~W~~	—
Machinery and track facilities		46,341		—
Others		18,751		—

	~~W~~	226,414	~~W~~	—

Interest expense relating to lease liabilities	~~W~~	21,500	~~W~~	—
Expense relating to leases of low-value assets that are not short-term leases		11,516		—

The total cash outflow for leases for six-month period ended June 30, 2019, was ~~W~~217,520 million.

54

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The change in accounting policy affected the following items in the statement of financial position on January 1, 2019:

•	property and equipment: decrease by ~~W~~209,703 million

•	intangible assets: decrease by ~~W~~26,208 million

•	right-of-use assets: increase by ~~W~~928,612 million

•	lease receivables: increase by ~~W~~3,376 million

•	prepaid expenses: decrease by ~~W~~82,036 million

•	lease liabilities: increase by ~~W~~620,190 million

The net impact on retained earnings on January 1, 2019, was a decrease of ~~W~~ 6,149 million

(iii)	Practical expedient applied

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying Korean IFRS 1017 and Interpretation 2104 Determining whether an Arrangement contains a Lease.

(2)	The Company’s leasing activities and how these are accounted for

The Company leases various repeater server rack, offices, track facilities, machinery, and cars. Rental contracts are typically made for fixed periods of 1 to 10 years, but may have extension options as described in (ii) below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes

Until the 2018 financial year, leases of property and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

55

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits), and

•	restoration costs

•	Present value discount on leasehold deposits

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise tools and equipment.

(i)	Variable lease payments

There are no contracts with variable lease payments

(ii)	Extension and termination options

Extension options are included in a number of property and equipment across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension options held are exercisable only by the Company and not by the respective lessor. There are no contracts with termination options.

(iii)	Residual value guarantees

The Company does not provide residual value guarantees in relation to equipment leases to optimize lease costs during the contract period.

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KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

29.	Events after Reporting Period

After the reporting period, the Company issued overseas bonds as follows:

(foreign currencies in thousands)
Type	Issue date	Total face value	Coupon rate	Maturity
2019 Samurai- 9	Jul 19, 2019	JPY 29,600,000	0.220%	Jul 19, 2022
2019 Samurai- 10	Jul 19, 2019	JPY 400,000	0.330%	Jul 19, 2024

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